ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year ended December 31, 2023

ALAMOS GOLD INC.
For the Year ended December 31, 2023

2023 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated February 21, 2024, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2023 and December 31, 2022 and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated. References to CAD $ represents Canadian dollars.

Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 51.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and Island Gold mines in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. In addition, Alamos has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2023 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Financial Results (in millions)
Operating revenues	$254.6	$231.9	$1,023.3	$821.2
Cost of sales (1)	$166.7	$153.4	$637.7	$608.9
Earnings from operations	$71.9	$61.6	$318.1	$111.5
Earnings before income taxes	$51.2	$52.6	$293.7	$102.4
Net earnings	$47.1	$40.6	$210.0	$37.1
Adjusted net earnings (2)	$49.2	$33.7	$208.4	$107.9
Earnings before interest, taxes, depreciation and amortization (2)	$101.6	$100.4	$486.4	$351.7
Cash provided by operations before working capital and taxes paid (2)	$120.2	$109.3	$518.9	$361.6
Cash provided by operating activities	$124.1	$102.3	$472.7	$298.5
Capital expenditures (sustaining) (2)	$26.6	$26.5	$104.2	$95.2
Capital expenditures (growth) (2) (3)	$73.0	$50.2	$216.7	$191.9
Capital expenditures (capitalized exploration)	$10.1	$8.1	$28.0	$26.6
Free cash flow (2)	$14.4	$17.5	$123.8	($15.2)
Operating Results
Gold production (ounces)	129,500	134,200	529,300	460,400
Gold sales (ounces)	129,005	133,164	526,258	456,574
Per Ounce Data
Average realized gold price	$1,974	$1,741	$1,944	$1,799
Average spot gold price (London PM Fix)	$1,971	$1,726	$1,941	$1,800
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,292	$1,152	$1,212	$1,334
Total cash costs per ounce of gold sold (2)	$900	$810	$850	$884
All-in sustaining costs per ounce of gold sold (2)	$1,233	$1,138	$1,160	$1,204
Share Data
Earnings per share, basic and diluted	$0.12	$0.10	$0.53	$0.09
Adjusted earnings per share, basic (2)	$0.12	$0.09	$0.53	$0.28
Weighted average common shares outstanding (basic) (000’s)	396,577	393,034	395,509	392,172
Financial Position (in millions)
Cash and cash equivalents			$224.8	$129.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.

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2023 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Gold production (ounces)
Young-Davidson	49,800	44,600	185,100	192,200
Island Gold	31,600	40,500	131,400	133,700
Mulatos District (7)	48,100	49,100	212,800	134,500
Gold sales (ounces)
Young-Davidson	48,052	44,781	182,796	192,186
Island Gold	30,464	39,145	127,629	130,652
Mulatos District	50,489	49,238	215,833	133,736
Cost of sales (in millions) (1)
Young-Davidson	$64.6	$62.2	$248.2	$250.5
Island Gold	$33.8	$35.2	$123.6	$120.4
Mulatos District	$68.3	$56.0	$265.9	$238.0
Cost of sales per ounce of gold sold (includes amortization) (1)
Young-Davidson	$1,344	$1,389	$1,358	$1,303
Island Gold	$1,110	$899	$968	$922
Mulatos District	$1,353	$1,137	$1,232	$1,780
Total cash costs per ounce of gold sold (2)
Young-Davidson	$920	$942	$938	$878
Island Gold	$775	$605	$669	$637
Mulatos District	$957	$851	$883	$1,134
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,211	$1,284	$1,208	$1,133
Island Gold	$1,136	$863	$1,017	$918
Mulatos District	$1,030	$922	$967	$1,241
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Young-Davidson (4)	$24.0	$20.6	$67.2	$71.5
Island Gold (5)	$73.9	$53.9	$233.1	$157.3
Mulatos District (6)	$8.4	$5.5	$30.4	$62.7
Other	$3.4	$4.8	$18.2	$22.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.3 million and $5.1 million for the three months and year ended December 31, 2023, respectively ($1.5 million and $5.0 million for the three months and year ended December 31, 2022, respectively).
(5)Includes capitalized exploration at Island Gold of $3.3 million and $11.1 million for the three months and year ended December 31, 2023, respectively ($4.9 million and $18.8 million for the three months and year ended December 31, 2022, respectively).
(6)Includes capitalized exploration at Mulatos District of $5.5 million and $11.8 million for the three months and year ended December 31, 2023, respectively ($1.7 million and $2.8 million for the three months and year ended December 31, 2022, respectively).
(7)The Mulatos District includes both the Mulatos pit, as well as La Yaqui Grande.
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2023 Management’s Discussion and Analysis
Fourth Quarter and Full Year 2023 Highlights

Operational and Financial Highlights
•Produced a record 529,300 ounces of gold in 2023, achieving the top end of increased production guidance and representing a 15% increase from 2022. This included a strong finish to the year from all three operations with fourth quarter production of 129,500 ounces
•The Mulatos District exceeded guidance, producing 212,800 ounces in 2023, a 58% increase from the prior year, reflecting a strong performance from La Yaqui Grande in its first full year of production. The higher margin ounces from La Yaqui Grande drove a significant increase in mine-site free cash flow1 to $142.1 million, including $27.4 million in the fourth quarter
•Young-Davidson produced 185,100 ounces in 2023, meeting guidance and generating record mine-site free cash flow1 of $117.6 million. This marked the third consecutive year mine-site free cash flow has exceeded $100 million, demonstrating the strong ongoing performance and consistency of the operation, including $35.0 million in the fourth quarter
•Island Gold produced 131,400 ounces in 2023, meeting guidance and continuing to self fund the majority of $178.1 million of growth capital invested in the Phase 3+ Expansion during the year
•Total cash costs1 of $850 per ounce, all-in sustaining costs ("AISC"1) of $1,160 per ounce, and cost of sales of $1,212 per ounce for the full year were in line with guidance. Fourth quarter total cash costs of $900 per ounce, and AISC of $1,233 per ounce were consistent with quarterly guidance
•Record financial performance with full year gold sales totaling 526,258 ounces at an average realized price of $1,944 per ounce for record revenue of $1.0 billion, a 25% increase from 2022. This included fourth quarter sales of 129,005 ounces at an average realized price of $1,974 per ounce, generating $254.6 million in revenue. The average realized gold price was $3 per ounce above the London PM fix for both the quarter and the year
•Record annual cash flow from operating activities of $472.7 million (including $518.9 million, or $1.31 per share before changes in working capital1), a 58% increase from 2022. Fourth quarter cash flow from operating activities was $124.1 million ($120.2 million, or $0.30 per share, before changes in working capital1)
•Strong free cash flow1 of $123.8 million in 2023 while funding the Phase 3+ Expansion at Island Gold
•Realized adjusted net earnings1 of $208.4 million, or $0.53 per share1 in 2023. Reported net earnings were $210.0 million, or $0.53 per share
•Realized adjusted net earnings1 for the fourth quarter of $49.2 million, or $0.12 per share1. Adjusted net earnings includes adjustments for net unrealized foreign exchange gains recorded within deferred taxes and foreign exchange of $12.6 million, offset by other adjustments, net of taxes totaling $14.7 million. Reported net earnings were $47.1 million, or $0.12 per share
•Cash and cash equivalents increased $95.0 million, or 73%, to $224.8 million at year end, with no debt and $13.0 million in equity securities
•Paid dividends of $39.4 million, or $0.10 per share for the full year

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2023 Management’s Discussion and Analysis
Growth Projects, Mineral Reserves and Resources and Other Highlights
•Issued three-year guidance on January 10, 2024, which included increased production guidance for 2024 of between 485,000 and 525,000 ounces. Production is expected to increase 7% by 2026, with AISC decreasing 11% reflecting low cost production growth from Island Gold with the completion of the Phase 3+ Expansion
•Reported year-end 2023 Mineral Reserves of 10.7 million ounces of gold, a 2% increase from 2022, with grades also increasing 1%. This marked the fifth consecutive year Mineral Reserves have grown for a combined increase of 10% with grades also increasing 9% over that time frame. Additionally, Measured and Indicated Mineral Resources increased 12% to 4.4 million ounces, with grades increasing 9%, and Inferred Mineral Resources increased 3% to 7.3 million ounces, at 1% higher grades
•Advanced construction of the Phase 3+ Expansion with completion of key shaft site infrastructure in 2023 including the headframe and hoist house. Construction remains on schedule with shaft sinking commencing in December and engineering on the mill and paste plant well underway
•Received approval of the updated Closure Plan Amendment from the Ontario Government in December allowing for the start of construction on the larger mill expansion and paste plant as outlined in the Phase 3+ Expansion study
•Achieved a significant permitting milestone for the Lynn Lake project in March with a positive Decision Statement issued by the Department of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement, and Environment Act Licenses issued by the Province of Manitoba
•Completed an updated Feasibility Study on the Lynn Lake project in August outlining a larger, longer-life, low-cost operation with attractive economics and significant exploration upside. Lynn Lake is expected to produce an average of 176,000 ounces of gold per year at mine-site AISC of $699 per ounce over its initial 10 years
•Completed the acquisition of Manitou Gold in May, adding significant exploration potential across the Michipicoten Greenstone Belt by more than tripling the regional land package adjacent to and along strike from Island Gold
•Publication of Alamos’ inaugural Climate Change Report, outlining corporate governance around climate-related risks and opportunities, and issued the 2022 Environmental, Social and Governance ("ESG") Report, outlining the Company’s progress on its ESG performance
•Announced the acquisition of Orford Mining in January 2024, through which the Company will consolidate its existing ownership of Orford shares and add the highly prospective Qiqavik Gold Project, located in Quebec, Canada. The Company expects to issue approximately 0.9 million shares for total consideration of approximately $12 million with the transaction expected to close in April 2024

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
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2023 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 1.45 in the fourth quarter, a decrease from 1.84 in the third quarter of 2023
•Lost time injury frequency rate1 ("LTIFR") of 0.10, an increase from 0.09 in the third quarter of 2023
•Full year TRIFR of 1.50 and LTIFR of 0.07, a reduction of 6% and an increase of 7%, respectively, from 2022
•Mulatos received the Silver Helmet Award from CAMIMEX for the second consecutive year. The Silver Helmet Award recognizes high safety standards & processes in the mining sector in Mexico
During the fourth quarter of 2023, TRIFR decreased with 15 recordable injuries, as compared to 21 in the prior quarter, and one lost time injury, contributing to a significant improvement in annual safety performance.
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents and zero reportable spills in the fourth quarter and full year
•Updated Closure Plan Amendment received for Island Gold, allowing for construction of the larger mill expansion and paste plant, as outlined in the Phase 3+ Expansion study
•Completed year one of Alamos’ Independent Tailings Review Board work
•Alamos’ climate change risk assessment was updated to evaluate the effects of material risks and opportunities on the Company’s strategy and financial position, using updated climate scenarios and industry practices. This exercise is expected to be completed in the first quarter of 2024 and will incorporate climate risk into Alamos’ financial performance, corporate strategy and mitigation plans in line with IFRS S2 and recommendations of the Taskforce on Climate-Related Financial Disclosure ("TCFD")
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Various sponsorships to support local youth sports teams and community events, and donations to local charities and organizations around the Company's mines
•Scholarships awarded to local students in Matarachi, and students in Canada as part of the Young Mining Professionals Scholarship Program
•Health campaigns in Matarachi including full body health assessments for several hundred residents, and vaccination campaigns for influenza and COVID
•Ongoing support to our community beekeeping project involving both the Mulatos Mine and participants from Matarachi
•Community clean-up in Mulatos and Matarachi in preparation for the Day of the Dead and Mexican Revolution holidays
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Published Alamos’ 2022 ESG Report, outlining the Company’s progress on its ESG performance in accordance with the Sustainability Accounting Standards Board Metals & Mining Industry Standard, the recommendations of the TCFD, and the Global Reporting Initiative Standards for sustainability reporting “Core” requirements. It focuses on economic, environmental, social and governance topics and indicators that are of the greatest interest to Alamos’ stakeholders
•The Mulatos mine was awarded the Empresa Socialmente Responsible award by the Mexican Center for Philanthropy for the 15th consecutive year, and the Ethics and Values in Industry award from CONCAMIN for the fourth consecutive year
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.
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2023 Management’s Discussion and Analysis
2023 Business Developments

2023 Year-End Mineral Reserve and Resource Update
On February 20, 2024, the Company reported its updated Mineral Reserves and Resources as of December 31, 2023. Highlights include the following:
•Global Proven and Probable Mineral Reserves increased 2% to 10.7 million ounces of gold (202 million tonnes (“mt”) grading 1.65 grams per tonne of gold (“g/t Au”)), with grades increasing 1%, reflecting higher grade additions at Island Gold and Puerto Del Aire (“PDA”) and growth at Lynn Lake. Mineral Reserve additions more than replaced depletion at a rate of 132%
◦Island Gold’s Mineral Reserves increased 18% to 1.7 million ounces (5.2 mt grading 10.30 g/t Au), marking the 11th consecutive year of growth
◦Puerto Del Aire’s ("PDA") Mineral Reserves increased 33% to 1.0 million ounces (5.4 mt grading 5.61 g/t Au) with a 16% increase in grades
◦Lynn Lake’s Mineral Reserves increased 13% to 2.3 million ounces (47.6 mt grading 1.52 g/t Au)
•Island Gold’s Mineral Reserves and Resources increased 16% to 6.1 million ounces driven by significant high-grade additions near existing infrastructure within the main zone and recently defined zones in hanging wall and footwall
•PDA Mineral Reserves and Resources increased 26% to 1.2 million ounces. A development plan incorporating the larger and higher-grade Mineral Reserve is expected to be completed later this quarter
•Global Measured and Indicated Mineral Resources increased 12% to 4.4 million ounces (108 mt grading 1.27 g/t Au), with grades increasing 9% reflecting higher-grade additions at Island Gold and growth at Young-Davidson
•Global Inferred Mineral Resources increased 3% to 7.3 million ounces (128 mt grading 1.77 g/t Au), reflecting increases at Island Gold and Lynn Lake
Acquisition of Orford Mining
On January 15, 2024, the Company entered into a definitive agreement (the “Agreement”) pursuant to which the Company will acquire all of the issued and outstanding shares of Orford Mining Corporation ("Orford") by way of a court-approved plan of arrangement (the “Transaction"). The acquisition will consolidate Alamos’ existing ownership of Orford shares through which the Company will add the highly prospective Qiqavik Gold Project, located in Quebec, Canada. Alamos will also be acquiring interests in several exploration stage critical mineral and gold projects in Quebec, including West Raglan, the Joutel Properties, and Nunavik Lithium. Under the terms of the Agreement, Orford shareholders will receive 0.005588 of the Company's common shares for each Orford share, representing a value of C$0.10 per Orford share at the time of announcement. The Company currently owns 61,660,902 Orford shares, representing approximately 27.5% of Orford’s basic common shares outstanding. Excluding the Company’s existing ownership of Orford, it expects to issue approximately 0.9 million shares for total consideration of approximately $12.0 million. The Company expects the transaction to close in April 2024.
Lynn Lake Feasibility Study
On August 2, 2023, the Company reported the results of an updated Feasibility Study conducted on the Lynn Lake project ("2023 Study"). The 2023 Study replaces the previous Feasibility Study completed in 2017 ("2017 Study") and incorporates a 44% larger Mineral Reserve and 14% increase in milling rates to 8,000 tpd, supporting a larger, longer-life, low-cost operation with attractive economics and significant exploration upside.
The 2023 Study demonstrates higher average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial ten years, a 23% increase from the 2017 study. Mine-site all-in sustaining costs are estimated to average $699 per ounce over the first ten years, and $814 per ounce over the life of mine. This represents a 6% decrease from the 2017 Study over the initial 10 years, with economies of scale provided by the larger operation, and higher average grades, more than offsetting cost inflation.
Acquisition of Manitou Gold
On May 23, 2023, the Company completed the acquisition of all of the issued and outstanding shares of Manitou Gold Inc. (“Manitou”) by way of a court-approved plan of arrangement (the “Manitou Transaction”). The acquisition consolidated Alamos’ existing ownership of Manitou shares and increased its regional land package around Island Gold with the addition of the Goudreau Property which totals 40,000 hectares (“ha”) adjacent to, and along strike from the Island Gold Mine. Alamos' land package around Island Gold has more than tripled to 55,277 ha, adding significant exploration potential across the relatively under explored Michipicoten Greenstone Belt. The Company issued $13.4 million in shares to complete the Manitou Transaction.
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2023 Management’s Discussion and Analysis
Outlook and Strategy

2024 Guidance
	Young-Davidson	Island Gold	Mulatos	Lynn Lake	Total
Gold production (000's ounces)	180 - 195	145 - 160	160 - 170		485 - 525
Cost of sales, including amortization (in millions)(3)					$620
Cost of sales, including amortization ($ per ounce)(3)					$1,225
Total cash costs ($ per ounce)(1)	$950 - $1,000	$550 - $600	$925 - $975	—	$825 - $875
All-in sustaining costs ($ per ounce)(1)					$1,125 - $1,175
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,175 - $1,225	$875 - $925	$1,000 - $1,050	—
Capital expenditures (in millions)
Sustaining capital(1)	$40 - $45	$50 - $55	$3 - $5	—	$93 - $105
Growth capital(1)	$20 - $25	$210 - $230	$2 - $5	—	$232 - $260
Total Sustaining and Growth Capital (1) - producing mines	$60 - $70	$260 - $285	$5 - $10	—	$325 - $365
Growth capital - development projects				$25	$25
Capitalized exploration(1)	$10	$13	$9	$9	$41
Total capital expenditures and capitalized exploration(1)	$70 - $80	$273 - $298	$14 - $19	$34	$391 - $431
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities, and supporting higher returns to shareholders.
2023 Year in Review
With the strong finish to the year, the Company delivered record operational and financial performance in 2023. This included record annual production of 529,300 ounces which drove record revenues of $1.0 billion and record operating cash flows of $472.7 million. Full year production was 15% higher than 2022 and achieved the high end of increased guidance. Costs were also in line with annual guidance. Reflecting the strong operational and financial performance, and balanced approach to growth, the Company generated consolidated free cash flow of $123.8 million in 2023 while investing in the Phase 3+ Expansion.
La Yaqui Grande continued to outperform, contributing to a 58% increase in production from the Mulatos District, at 22% lower costs. This exceeded annual production guidance, driving a substantial increase in mine-site free cash flow from Mulatos to $142.1 million. Young-Davidson delivered its third consecutive year of mine-site free cash flow in excess of $100 million and is well positioned to deliver similar levels of free cash flow over the long-term. Island Gold continued to perform well while self-funding the majority of the Phase 3+ Expansion capital. The expansion remains on track for completion in 2026 with significant progress made through 2023. All the major components of the shaft site infrastructure have now been completed, including the headframe and hoist house, which enabled the start of shaft sinking in December 2023.
Additionally, the Company delivered on a number of key catalysts, supporting ongoing value creation within its pipeline of growth projects. This included achieving a significant permitting milestone and completing an updated Feasibility Study on the Lynn Lake project, which outlined a larger, longer-life, low-cost operation with attractive economics and significant exploration upside. The Company also demonstrated another year of exploration success, most notably at Island Gold and Puerto Del Aire ("PDA") driving a further increase in high-grade Mineral Reserves and Resources. The increase in high-grade Mineral Reserves at PDA is being incorporated into a development plan to be completed during the first quarter of 2024 which is expected to outline a significant mine life extension at Mulatos.
As announced earlier this week, Global Mineral Reserves increased to 10.7 million ounces of gold (202 mt grading 1.65 g/t Au), a 2% increase from 2022, with a further 1% increase in grades. This marks the fifth consecutive year of growth in Mineral Reserves for a combined increase of 10% over that time frame. Grades have also increased 9% over that period as Mineral Reserves continue to grow both in size and quality. The increase in 2023 driven by higher-grade additions at Island Gold and PDA, as well as growth at Lynn Lake.
Island Gold's tremendous pace of growth continued in 2023 with an 18% increase in Mineral Reserves to 1.7 million ounces, and 16% increase in combined Mineral Reserves and Resources to 6.1 million ounces. PDA's Mineral Reserves increased 33% to 1.0 million ounces with grades increasing a further 16%. Both deposits remain open in multiple directions, highlighting the significant potential for this growth to continue. Reflecting the continued exploration success and growth potential, the Company has increased its 2024 exploration budget to the largest in its history.
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2023 Management’s Discussion and Analysis
2024 Outlook
The Company provided three-year production and operating guidance in January 2024, which outlined growing production at declining costs over the next three years. Refer to the Company’s January 10, 2024 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2024 guidance and three-year production, cost and capital outlook. Gold production in 2024 is expected to range between 485,000 and 525,000 ounces, a 3% increase from the previous three-year guidance provided in January 2023 (based on the mid-point). Total cash costs and AISC are expected to be consistent with 2023.
The increased production guidance was driven by higher expected production from the Mulatos District through residual leaching of the Mulatos leach pad. La Yaqui Grande is expected to supply approximately 75% of Mulatos District production at a similar low-cost structure as 2023. The remaining production is expected to come from residual leaching of the main Mulatos leach pad which carries higher reported AISC, though with the majority of these costs previously incurred, the recovery of these ounces is expected to be very profitable from a cash flow perspective.
Production is expected to be slightly higher during the first half of 2024, with the recovery of ounces through residual leaching at Mulatos expected to decline through the year. First quarter production is expected to be between 123,000 and 133,000 ounces with total cash costs and AISC above the top end of annual guidance reflecting a larger proportion of production coming through residual leaching at Mulatos and slightly lower planned grades at Young-Davidson. Consistent with annual guidance, costs are expected to trend lower through the year reflecting declining rates of production from residual leaching at Mulatos.
Production is expected to increase 7% by 2026 to between 520,000 and 560,000 ounces, with AISC decreasing 11% to between $975 and $1,075 per ounce reflecting low-cost production growth from Island Gold with the completion of the Phase 3+ Expansion. The three year guidance excludes the higher grade PDA project which represents potential production upside at Mulatos as early as 2026. This upside is expected to be outlined in a development plan for PDA to be released during the first quarter of 2024. Looking beyond 2026, the Lynn Lake project is expected to support further potential growth as early as the second half of 2027.
Capital spending is expected to increase from 2023 reflecting inflation, higher capital at Island Gold and Lynn Lake, and an increased capitalized exploration budget. Capital spending on the Lynn Lake project is expected to more than double the amount spent in 2023. Spending at Lynn Lake will be focused on upgrades to site access and infrastructure, including early work on the power line upgrade, in advance of a construction decision anticipated in 2025. Additionally, a portion of the 2024 exploration program will be focused on converting Mineral Resources at the Burnt Timber and Linkwood satellite deposits into a smaller, higher quality Mineral Reserve. A study incorporating these deposits into the Lynn Lake project is expected to be competed in the fourth quarter of 2024, and represents potential production and economic upside to the 2023 Feasibility Study.
Given the strong profitability of the Mulatos operation in 2023, the Company expects to pay significantly higher cash tax payments in Mexico in 2024, which includes the 2023 year-end tax payment due in the first quarter of approximately $40 million. Combined with an expected decrease in costs through the year, the Company expects stronger free cash flow starting in the second quarter of 2024.
The global exploration budget for 2024 is $62 million, a 19% increase from $52 million spent in 2023. The increase reflects expanded budgets across all key assets following up on broad-based exploration success in 2023. Island Gold and the Mulatos District account for approximately 60% of the total budget with $19 million planned for each asset. This is followed by $12 million at Young-Davidson, $9 million at Lynn Lake and $2 million at Golden Arrow.
The Company's liquidity position remains strong, ending the year with $224.8 million of cash and cash equivalents, $13.0 million in investments in equity securities, and no debt, an increase from $129.8 million at the end of 2022 reflecting strong free cash flow generation throughout the year. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $737.8 million.

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2023 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,720 ha and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Gold production (ounces)	49,800	44,600	185,100	192,200
Gold sales (ounces)	48,052	44,781	182,796	192,186
Financial Review (in millions)
Operating Revenues	$94.8	$78.1	$355.3	$347.8
Cost of sales (1)	$64.6	$62.2	$248.2	$250.5
Earnings from operations	$29.8	$15.6	$104.2	$93.0
Cash provided by operating activities	$59.0	$44.6	$184.8	$172.8
Capital expenditures (sustaining) (2)	$13.9	$15.2	$49.0	$48.8
Capital expenditures (growth) (2)	$8.8	$3.9	$13.1	$17.7
Capital expenditures (capitalized exploration) (2)	$1.3	$1.5	$5.1	$5.0
Mine-site free cash flow (2)	$35.0	$24.0	$117.6	$101.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,344	$1,389	$1,358	$1,303
Total cash costs per ounce of gold sold (2)	$920	$942	$938	$878
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,211	$1,284	$1,208	$1,133
Underground Operations
Tonnes of ore mined	687,738	661,012	2,878,155	2,783,831
Tonnes of ore mined per day	7,475	7,185	7,885	7,627
Average grade of gold (4)	2.39	2.32	2.20	2.30
Metres developed	2,045	2,731	9,085	11,664
Mill Operations
Tonnes of ore processed	724,670	697,816	2,878,047	2,859,608
Tonnes of ore processed per day	7,877	7,585	7,885	7,835
Average grade of gold (4)	2.38	2.31	2.20	2.31
Contained ounces milled	55,412	51,814	203,791	212,548
Average recovery rate	91%	91%	90%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 49,800 ounces of gold in the fourth quarter, a 12% increase compared to the prior year period, reflecting higher grades mined. With the strong finish to the year, Young-Davidson produced 185,100 ounces in 2023, achieving the low end of annual guidance.
Underground mining rates averaged 7,475 tpd in the fourth quarter, higher than the prior year period but below annual guidance due to maintenance on the headframe ore bin apron feeder. For the full year, mining rates averaged 7,885 tpd, consistent with guidance. Grades mined averaged 2.39 g/t Au in the fourth quarter, a 16% increase from the third quarter and a 3% increase compared to the prior year period. Grades increased as planned, reflecting the mining of higher grade stopes that had been deferred from the third quarter. Grades averaged 2.20 g/t Au for the year, in line with guidance.
Milling rates averaged 7,877 tpd in the fourth quarter, exceeding the prior year period as well as mining rates, with surface stockpiles supplementing mill feed. Milling rates averaged 7,885 tpd for the full year, consistent with the prior year and annual guidance. Mill recoveries averaged 91% in the quarter and 90% for the full year, both in line with guidance.
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2023 Management’s Discussion and Analysis
Financial Review
Fourth quarter revenues of $94.8 million were 21% higher than the prior year period, resulting from a higher realized gold price and a 7% increase in ounces sold. Full year revenues of $355.3 million were 2% higher than the prior year, due to the higher realized gold price, offset by less ounces sold.
Cost of sales of $64.6 million in the fourth quarter were 4% higher than the prior year period, resulting from higher unit costs and higher tonnage processed. Underground mining costs were CAD $55 per tonne in the quarter, an increase from earlier in the year reflecting fewer tonnes mined, as well as inflationary pressures, primarily labour. Cost of sales of $248.2 million for the full year were in line with the comparable period.
Total cash costs were $920 per ounce in the fourth quarter and $938 per ounce for the full year. Mine-site AISC were $1,211 per ounce in the quarter and $1,208 per ounce for the full year. Both metrics were consistent with annual guidance in the fourth quarter and full year. Full year costs were higher than the comparative periods due to inflationary pressures and slightly lower grades processed.
Capital expenditures in the fourth quarter included $13.9 million of sustaining capital and $8.8 million of growth capital. Additionally, $1.3 million was invested in capitalized exploration in the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $67.2 million for the full year, a 6% decrease from the prior year and in line with annual guidance.
Young-Davidson continues to demonstrate strong operational and financial consistency with mine-site free cash flow of $35.0 million in the fourth quarter, and a record $117.6 million for 2023. This marked the third consecutive year the operation has generated more than $100 million of mine-site free cash flow. With a 15-year Mineral Reserve life, Young-Davidson is well positioned to generate similar levels of free cash flow over the long-term.
                                        13

2023 Management’s Discussion and Analysis
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83km northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold property, which comprises approximately 55,277 ha. The mine began production in October 2007.
During the second quarter of 2023, the Company completed the acquisition of Manitou. The acquisition increased its regional land package around Island Gold with the addition of the Goudreau Property. This includes 40,000 ha adjacent to, and along strike, from the Island Gold Mine, adding significant exploration potential across the relatively under explored Michipicoten Greenstone Belt.
Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Gold production (ounces)	31,600	40,500	131,400	133,700
Gold sales (ounces)	30,464	39,145	127,629	130,652
Financial Review (in millions)
Operating Revenues	$60.0	$68.0	$247.8	$235.3
Cost of sales (1)	$33.8	$35.2	$123.6	$120.4
Earnings from operations	$25.3	$32.1	$120.5	$110.2
Cash provided by operating activities	$39.9	$39.1	$164.9	$148.1
Capital expenditures (sustaining) (2)	$10.9	$10.1	$43.9	$36.5
Capital expenditures (growth) (2)	$59.7	$38.9	$178.1	$102.0
Capital expenditures (capitalized exploration) (2)	$3.3	$4.9	$11.1	$18.8
Mine-site free cash flow (2)	($34.0)	($14.8)	($68.2)	($9.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,110	$899	$968	$922
Total cash costs per ounce of gold sold (2)	$775	$605	$669	$637
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,136	$863	$1,017	$918
Underground Operations
Tonnes of ore mined	114,895	101,045	437,541	420,801
Tonnes of ore mined per day ("tpd")	1,249	1,098	1,199	1,153
Average grade of gold (4)	8.96	12.13	9.43	10.03
Metres developed	1,730	2,109	8,031	7,114
Mill Operations
Tonnes of ore processed	116,440	119,924	439,008	456,592
Tonnes of ore processed per day	1,266	1,304	1,203	1,251
Average grade of gold (4)	8.76	10.70	9.48	9.64
Contained ounces milled	32,797	41,274	133,826	141,530
Average recovery rate	98%	97%	97%	96%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Operational review
Island Gold produced 31,600 ounces in the fourth quarter of 2023, a 22% decrease from the prior year period, resulting from lower grades mined and processed, as planned. For the full year, Island Gold produced 131,400 ounces, achieving the mid-point of full year production guidance.
Underground mining rates averaged 1,249 tpd in the fourth quarter, exceeding annual guidance, and a 14% increase from the prior year period. Mining rates for the full year were in line with guidance. Grades mined averaged 8.96 g/t Au in the quarter, and 9.43 g/t Au for the full year, both consistent with annual guidance.
Mill throughput also exceeded guidance, averaging 1,266 tpd for the quarter. Mill throughput was lower than the prior year period, as the fourth quarter of 2022 included processing of approximately 5,800 tonnes of Island Gold stockpiled ore at the Young-Davidson mill. Mill recoveries averaged 98% in the fourth quarter and 97% for the full year, consistent with guidance.

                                        14

2023 Management’s Discussion and Analysis
Financial Review
Revenues of $60.0 million in the fourth quarter were 12% lower than the prior year period reflecting lower ounces sold, partly offset by higher realized gold prices. Revenues of $247.8 million for the full year were 5% higher than the prior year period primarily due to the higher realized gold prices.
Cost of sales of $33.8 million in the fourth quarter was 4% lower than the prior year period, resulting from the lower production in the quarter. For the full year, cost of sales were $123.6 million, 3% higher than the prior year period, driven by inflationary pressures on mining and processing costs.
Total cash costs of $775 per ounce and mine-site AISC of $1,136 per ounce in the fourth quarter were both higher than the prior year period reflecting lower production with the lower grades mined, ongoing inflationary pressures, primarily labour, as well as non-recurring costs associated with the transition from contractor to owner development and production drilling, which was completed in the quarter. Total cash costs of $669 per ounce and mine-site AISC of $1,017 per ounce for the full year were higher than the comparable period, and slightly above annual guidance.
Total capital expenditures were $73.9 million in the fourth quarter, including $59.7 million of growth capital and $3.3 million of capitalized exploration. Growth capital spending remained focused on the Phase 3+ Expansion shaft site infrastructure. This included the commissioning of the shaft sinking plant, completion of buried services and grid power tie-in for the shaft site and upgraded voltage regulation facility. The Phase 3+ Expansion achieved a significant milestone during the quarter with the start of shaft sinking in December. Additionally, capital spending was focused on lateral development and other surface infrastructure. For the full year, capital spending totaled $233.1 million, inclusive of capitalized exploration of $11.1 million, with the majority related to construction activities on the Phase 3+ Expansion. Capital spending for the year was in line with annual guidance.
Mine-site free cash flow was negative $34.0 million in the fourth quarter and negative $68.2 million for the full year given the significant capital investment related to the Phase 3+ Expansion. At current gold prices, Island Gold is expected to continue funding the majority of the Phase 3+ Expansion capital. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.

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2023 Management’s Discussion and Analysis
Mulatos District

The Mulatos District (Mulatos and La Yaqui Grande mines) is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions within the Mulatos District. The Mulatos mine achieved commercial production in 2006, with La Yaqui Grande commencing operations in June 2022.
Mulatos District Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Gold production (ounces)	48,100	49,100	212,800	134,500
Gold sales (ounces)	50,489	49,238	215,833	133,736
Financial Review (in millions)
Operating Revenues	$99.8	$85.8	$420.2	$238.1
Cost of sales (1)	$68.3	$56.0	$265.9	$238.0
Earnings (loss) from operations	$31.0	$28.8	$144.4	($7.4)
Cash provided by operating activities	$35.8	$34.3	$172.5	$25.9
Capital expenditures (sustaining) (2)	$1.8	$1.2	$11.3	$9.9
Capital expenditures (growth) (2)	$1.1	$2.6	$7.3	$50.0
Capital expenditures (capitalized exploration) (2)	$5.5	$1.7	$11.8	$2.8
Mine-site free cash flow (2)	$27.4	$28.8	$142.1	($36.8)
Cost of sales, including amortization per ounce of gold sold (1)	$1,353	$1,137	$1,232	$1,780
Total cash costs per ounce of gold sold (2)	$957	$851	$883	$1,134
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,030	$922	$967	$1,241
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	920,058	1,034,974	3,867,172	2,271,387
Total waste mined - open pit (6)	4,918,849	6,133,308	22,069,019	23,602,762
Total tonnes mined - open pit	5,838,907	7,168,282	25,936,191	25,874,149
Waste-to-ore ratio (operating)	4.97	5.00	4.99	5.00
Crushing and Heap Leach Operations
Tonnes of ore stacked	954,127	1,020,449	3,936,145	2,147,558
Average grade of gold processed (5)	1.64	1.43	1.55	1.38
Contained ounces stacked	50,422	46,931	196,619	95,064
Average recovery rate	67%	79%	78%	71%
Ore crushed per day (tonnes)	10,400	11,100	10,800	7,809
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	—	1,065,739	2,250,380	3,666,515
Total waste mined - open pit (6)	—	756,749	1,309,034	5,994,109
Total tonnes mined - open pit	—	1,822,487	3,559,415	9,660,624
Waste-to-ore ratio (operating)	—	0.71	0.58	1.36
Crushing and Heap Leach Operations
Tonnes of ore stacked	758,627	1,477,642	4,488,365	6,020,558
Average grade of gold processed (5)	2.17	0.78	1.34	0.73
Contained ounces stacked	52,924	37,262	193,299	142,227
Average recovery rate	27%	32%	31%	47%
Ore crushed per day (tonnes)	8,200	16,100	12,300	16,500
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.

                                        16

2023 Management’s Discussion and Analysis
Mulatos District Operational Review
The Mulatos District produced 48,100 ounces in the fourth quarter, 2% lower than the prior year period, reflecting lower stacking rates with the end of mining in the main Mulatos open pit during the third quarter of 2023. Production for the full year totaled 212,800 ounces, exceeding the top end of annual guidance by 15%, driven by the strong performance from La Yaqui Grande.
La Yaqui Grande Operational Review
La Yaqui Grande produced 33,700 ounces in the fourth quarter, and 153,400 ounces for the full year, exceeding expectations, reflecting higher than planned mining rates and grades mined. Grades stacked averaged 1.64 g/t Au in the fourth quarter, and 1.55 g/t Au for the full year, both above annual guidance of 1.15 to 1.45 g/t Au, reflecting positive grade reconciliation. Stacking rates of 10,400 tpd in the fourth quarter were consistent with the third quarter and slightly above annual guidance. The recovery rate was 67% in the fourth quarter, lower than annual guidance, reflecting the timing of recoveries, with the highest grade ore stacked in December, which will be recovered in 2024. The full year recovery rate of 78% was slightly below guidance reflecting the above noted timing of higher grades stacked late in the year.
Mulatos Operational Review
Mulatos produced 14,400 ounces in the fourth quarter and 59,400 ounces for the full year. Production was lower than the prior year periods reflecting completion of mining from the El Salto portion of the pit in July. Stacking of remaining stockpiles was completed in the fourth quarter and residual leaching commenced in December 2023. The operation is expected to benefit from ongoing gold production at decreasing rates in 2024 through residual leaching of the leach pad.
Financial Review (Mulatos District)
Revenues of $99.8 million in the fourth quarter were 16% higher than the prior year period, reflecting higher realized gold prices. Revenues of $420.2 million for the full year, were 76% higher than the prior year, driven by significantly higher gold production and sales and the higher realized gold price.
Cost of sales of $68.3 million in the fourth quarter were 22% higher than in the prior year period due to a higher proportion of production from the main Mulatos operation, the stronger Mexican Peso, and ongoing inflationary pressures. For the full year, cost of sales of $265.9 million were 12% higher than the comparable period, due to the significant increase in production. On a per ounce basis, cost of sales were 31% lower than the prior year reflecting the greater contribution of low-cost ounces at La Yaqui Grande.
Total cash costs of $957 per ounce and mine-site AISC of $1,030 per ounce in the fourth quarter were higher than the prior year period due to a higher proportion of production from the main Mulatos operation, the stronger Mexican Peso, and ongoing inflationary pressures. Total cash costs for the full year were $883 per ounce, below annual guidance, driven by the outperformance of La Yaqui Grande with higher grades and stacking rates. Mine-site AISC of $967 per ounce for the full year were in line with annual guidance.
Total cash costs and mine-site AISC for the Mulatos District are expected to increase slightly in 2024 reflecting additional production from residual leaching of the main Mulatos leach pad, which also drove the increase in production guidance from a year ago. The ounces recovered through residual leaching carry higher reported mine-site AISC of approximately $1,850 per ounce. The majority of these costs were previously incurred and recorded in inventory. The cash component to recover these ounces in 2024 is expected to be approximately $800 per ounce providing stronger free cash flow than implied by the higher reportable costs.
Capital expenditures totaled $8.4 million in the fourth quarter, including sustaining capital of $1.8 million, and $5.5 million of capitalized exploration focused on drilling at PDA. For the full year, capital spending totaled $30.4 million, including $11.8 million of capitalized exploration. Total sustaining and growth capital spending was in line with guidance for the full year. Capitalized exploration was higher than initially budgeted, reflecting increased spending following up on continued exploration success at PDA.
The Mulatos District generated mine-site free cash flow of $27.4 million in the fourth quarter, and $142.1 million for the full year, driven by the high-margin production growth from La Yaqui Grande. Mulatos paid cash taxes of $8.3 million during 2023. Given the increased profitability of the operation, the Company expects to make significantly higher cash tax payments in Mexico in 2024. This includes the 2023 year end tax payment due in the first quarter, which is expected to be approximately $40 million.

                                        17

2023 Management’s Discussion and Analysis
Fourth Quarter 2023 Development Activities

Island Gold (Ontario, Canada)
Phase 3+ Expansion
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, expansion of the mill as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Construction continued through the fourth quarter of 2023, including the start of shaft sinking in December, which was a significant milestone for the project. Further details on progress to the end of the year are summarized below:
•Completed the grid power tie-in for the shaft site and upgraded voltage regulation facility
•Commissioned the shaft sinking plant
•Mechanical and electrical outfitting for hoist house and headframe substantially complete
•Completed structural steel, roofing, interior and exterior cladding for the warehouse
•Completed buried services required for shaft sink, with first blast occurring in December
•Paste plant detailed engineering 75% complete; issuance of long lead time equipment procurement packages is ongoing with construction activities expected to begin in the second half of 2024
•Mill expansion basic engineering completed, and detailed engineering commenced in December with overall engineering being 40% complete. Issuance of long lead time equipment procurement packages is ongoing with construction activities on the mill expansion expected to commence in the second quarter of 2024
•Advanced lateral development to support higher mining rates with the Phase 3+ Expansion
The Phase 3+ Expansion remains on schedule to be completed during the first half of 2026. During the fourth quarter of 2023, the Company spent $59.7 million on the Phase 3+ Expansion and capital development. As of December 31, 2023, 51% of the total initial growth capital of $756 million has been spent and committed on the project. Capital spending is tracking well for work completed to date; however, continuing labour cost pressures may impact future project costs. Progress on the Expansion is detailed as follows:

(in US$M) Growth capital (including indirects and contingency)	P3+ 2400 Study[1]	Spent to date[2]	Committed to date	% of Spent & Committed
Shaft & Shaft Surface Complex	229	143	63	90%
Mill Expansion	76	5	15	26%
Paste Plant	52	1	2	6%
Power Upgrade	24	8	6	58%
Effluent Treatment Plant	16	—	—	—
General Indirect Costs	64	33	5	59%
Contingency[3]	55	—	—
Total Growth Capital	$516	$190	$91	54%

Underground Equipment & Infrastructure	79	32	—	41%
Accelerated Capital Development	162	71	—	44%
Total Growth Capital (including Accelerated Spend)	$756	$293	$91	51%
1.Phase 3+ 2400 Study is as of January 2022. Phase 3+ capital estimate based on USD/CAD exchange $0.78:1. Spent to date based on average USD/CAD of $0.76:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at December 31, 2023 of $0.76:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Contingency has been allocated to the various areas.
Growth capital spending at Island Gold on the Phase 3+ Expansion is expected to be between $210 million and $230 million in 2024. Capital spending is expected to remain at similar levels in 2025 and then drop considerably in 2026 once the expansion is completed during the first half of 2026.

                                        18

2023 Management’s Discussion and Analysis
Shaft site area - February 2024
Lynn Lake (Manitoba, Canada)
In March 2023, the Company achieved a significant permitting milestone for the Lynn Lake project with a positive Decision Statement issued by the Department of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement ("EIS"), and Environment Act Licenses issued by the Province of Manitoba. Additionally, during the second quarter, the Company finalized an Impact Benefit Agreement and participated in a signing ceremony with Marcel Colomb First Nation, the most proximate First Nation to the project. As previously disclosed, the Mathias Colomb Cree Nation has brought an application for judicial review of the Decision Statement issued by the Department of Environment and Climate Change and an internal appeal of the Environment Act Licenses issued by the Province of Manitoba. At this time, the application and appeal are not expected to impact Lynn Lake project timelines. The Company continues to actively engage with the Mathias Colomb Cree Nation during this period.
On August 2, 2023, the Company reported the results of an updated Feasibility Study ("2023 Study") conducted on the project which replaces the previous Feasibility Study completed in 2017 ("2017 Study"). The 2023 Study incorporates a 44% larger Mineral Reserve and 14% increase in milling rates to 8,000 tpd supporting a larger, longer-life, low-cost operation. The 2023 Study has been updated to reflect the current costing environment, as well as a significant amount of additional engineering, on-site geotechnical investigation work, and requirements outlined during the permitting process with the EIS granted in March.
2023 Study Highlights:
Higher production: average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years
•The 10-year average represents a 23% increase over the annual average of 143,000 ounces in the 2017 Study
Low-cost profile: average mine-site all-in sustaining costs of $699 per ounce over the first 10-years and $814 per ounce over the life of mine
•Average mine-site all-in sustaining costs decreased 6% from the 2017 Study over the initial 10-years with economies of scale provided by the larger operation, and higher average grades, more than offsetting cost inflation
Larger, longer-life operation supported by 44% larger Mineral Reserve with further upside potential
•44% larger Mineral Reserve totaling 2.3 million ounces grading 1.52 g/t Au (47.6 million tonnes ("mt"))
•17-year mine life, up from 10 years in the 2017 Study
                                        19

2023 Management’s Discussion and Analysis
•Life of mine production of 2.2 million ounces, a 46% increase from 1.5 million ounces reported in 2017
Modest increase in capital intensity with larger operation and 46% increase in life of mine production partly offsetting inflation
•Initial capital of $632 million, and life of mine capital including sustaining capital and reclamation of $832 million, increased from the 2017 Study reflecting inflation and scope changes with the larger operation and Mineral Reserve
•Total life of mine capital of $381 per ounce increased 17% from $325 per ounce in the 2017 Study with the larger Mineral Reserve and economies of scale partly offsetting the significant industry-wide capital inflation experienced since 2017
Project de-risked given advanced level of engineering, additional geotechnical work, and EIS approval
•Detailed engineering 75% complete; basic engineering 100% complete as of December 2023
•EIS approval and Provincial licenses received in March 2023 with requirements outlined through the permitting process incorporated into the 2023 Study
Attractive economics with significant long-term exploration upside potential
•After-tax net present value (“NPV”) (5%) of $428 million (base case gold price assumption of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1); after-tax internal rate of return (“IRR”) of 17%
•After-tax NPV (5%) of $670 million, and an after-tax IRR of 22%, at current gold prices of approximately $1,950 per ounce
•Payback of less than four years at the base case gold price of $1,675 per ounce and less than three years at a $1,950 per ounce gold prices
Significant near-mine and regional exploration upside potential
•The Lynn Lake project encompasses most of the east-trending, 125 km long, Lynn Lake Greenstone Belt in northwestern Manitoba, with a total of 58,000 hectares of mineral tenure, representing significant exploration potential, including:
◦Gordon deposit: higher-grade gold mineralization extended outside of Mineral Reserves and Resources in the northeastern extent of the planned Gordon pit, in an area modeled as waste in the 2023 Study
◦Burnt Timber and Linkwood: potential for smaller, higher-grade Mineral Resource that could be trucked and processed at the planned MacLellan mill later in the mine life
◦Regional targets: extensive pipeline of highly prospective exploration targets at various stages of exploration across the Lynn Lake greenstone belt. This includes the Maynard and Tulune targets where ongoing drilling continues to intersect gold mineralization. Both targets are within trucking distance of the MacLellan mill
Low Greenhouse Gas (“GHG”) emission intensity
•18% decrease in GHG emissions per ounce from the 2017 Study reflecting the incorporation of electric shovels and drills at MacLellan, and productivity improvements with the larger operation
•58% lower emissions per ounce produced than the industry average. The project will be connected to Manitoba’s electric grid, of which nearly all electricity is produced from clean, renewable power, supporting the company-wide target of a 30% reduction in absolute GHG emissions by 2030
Development spending (excluding exploration) was $3.0 million in the fourth quarter of 2023 on engineering to support the updated Feasibility Study. For the full year, development spending (excluding exploration) was $11.6 million.
Capital spending on the Lynn Lake project, excluding exploration, is expected to total $25 million in 2024. This is up from 2023 reflecting planned upgrades to the site access and infrastructure. With approval of the EIS received in March 2023, and the positive Feasibility Study completed in August 2023, the focus in 2024 will be on further de-risking and advancing the project ahead of an anticipated construction decision in 2025. This includes finishing detailed engineering, which is 75% complete, upgrading road access, and early work on the power line upgrade. The majority of the $25 million capital budget in 2024 is spending included as initial capital in the 2023 Feasibility Study.
With $224.8 million of cash as of December 31, 2023, no debt, strong ongoing free cash flow generation, and significant free cash flow growth expected from Island Gold in 2026 and beyond, the Company is well positioned to fund development of Lynn Lake internally.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the
                                        20

2023 Management’s Discussion and Analysis
nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had their claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $1.3 million in the fourth quarter related to ongoing care and maintenance and arbitration costs to progress the Treaty claim, which was expensed. For the full year, the Company incurred $2.9 million.
Fourth Quarter 2023 Exploration Activities

Island Gold (Ontario, Canada)
Total exploration expenditures during the fourth quarter were $4.2 million, of which $3.3 million was capitalized. For 2023, exploration expenditures totaled $14.8 million, of which $11.1 million was capitalized, consistent with the annual budget. The focus of the 2023 exploration program was on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure through a more cost-effective expanded underground drilling program that will leverage existing underground infrastructure.
As announced earlier this week, the program was successful with high-grade Mineral Reserves and Resources added across all categories to now total 6.1 million ounces, a 16% increase from the end of 2022. This included an 18% increase in Mineral Reserves to 1.7 million ounces (5.2 mt grading 10.30 g/t Au), a 146% increase in Measured and Indicated Mineral Resources to 0.7 million ounces (2.6 mt grading 8.73 g/t Au) and a 4% increase in Inferred Mineral Resources to 3.7 million ounces (7.9 mt grading 14.58 g/t Au).
The majority of these high-grade Mineral Reserve and Resource additions were in proximity to existing production horizons and infrastructure. This included additions within the main Island Gold structure as well as within the hanging wall and footwall. Given their proximity to existing infrastructure, these ounces are expected to be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation.
A regional exploration program was also completed in 2023 with the focus on evaluating and advancing exploration targets outside the Island Gold Deposit on the 55,300 ha Island Gold property. The program was successful in defining high-grade mineralization at two targets near the Island Gold mine. This included the Pine Zone, located 4 km northeast of Island Gold, and the 88-60 Zone, located 7 km from Island Gold, in proximity to the historic Cline and Edwards mines (see press release dated November 9, 2023).
A total of 9,378 m of underground exploration drilling in 30 holes was completed in the fourth quarter. Additionally, a total of 9,481 m of underground delineation drilling was completed in 34 holes, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves. For the full year, 157 holes totaling 39,110m were completed as part of the underground exploration program, and 155 holes totaling 31,636 m as part of the underground delineation drilling program. A total of 139 m of underground exploration drift development was also completed during the fourth quarter, totaling 404 m as of year end.
As announced in the February 13, 2024 press release, underground exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit within the main E1E and C-Zones, as well as several hanging wall and footwall structures in proximity to existing underground infrastructure.

Island Gold Main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold. Previously reported highlights include1:
•Island East (E1E-Zone)
•34.48 g/t Au (34.48 g/t cut) over 2.82 m (840-632-49);
•20.85 g/t Au (20.85 g/t cut) over 2.41 m (1040-619-20);
•19.22 g/t Au (19.22 g/t cut) over 2.05 m (945-624-34); and
•16.13 g/t Au (16.13 g/t cut) over 2.45 m (840-530-09).
                                        21

2023 Management’s Discussion and Analysis
•Island West (C-Zone)
•106.04 g/t Au (48.86 g/t cut) over 2.38 m (490-456-13); and
•19.56 g/t Au (19.56 g/t cut) over 3.81 m (790-479-40).
Island Gold Hanging wall and Footwall exploration highlights: high-grade gold mineralization intersected within several recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent a significant opportunity to add near mine Mineral Reserves and Resources which would be low-cost to develop and produce given their proximity to existing infrastructure. This includes the NS1 Zone which was discovered early in 2023 and was being developed and mined by the end of the year. Previously reported highlights include1:
•Island West Hanging Wall Zones
B Zone
•29.33 g/t Au (23.89 g/t cut) over 6.93 m (790-479-34);
•40.36 g/t Au (40.36 g/t cut) over 3.91 m (790-479-40);
•65.23 g/t Au (24.36 g/t cut) over 2.28 m (900-506-09);
NS1 Zone: currently defined over a North-South strike of approximately 70 m and vertical continuity of over 450 m, and remains open up and down dip
•23.34 g/t Au (12.56 g/t cut) over 4.03 m (900-506-10);
•17.30 g/t Au (8.61 g/t cut) over 3.41 m (900-506-11A);
•12.33 g/t Au (12.33 g/t cut) over 3.96 m (900-506-07); and
•10.46 g/t Au (10.46 g/t cut) over 4.17 m (900-506-08).
•Island East Footwall Zones
E1D1 Zone
•67.08 g/t Au (13.21 g/t cut) over 2.56 m (1040-619-22);
•50.10 g/t Au (12.67 g/t cut) over 2.35 m (1040-619-31); and
•14.78 g/t Au (14.39 g/t cut) over 2.17 m (1040-619-20).
E1D Zone
•228.50 g/t Au (70.63 g/t cut) over 2.79 m (945-624-31A); and
•52.31 g/t Au (15.13 g/t cut) over 2.06 m (945-624-32).

Other Hanging Wall and Footwall intersections: drilling continues to intersect high-grade mineralization in proximity to existing underground infrastructure in yet to be defined zones. These are part of more than 2,000 intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall, highlighting the opportunity for significant near-mine additions as ongoing drilling further defines these areas. Previously reported highlights include2:
Footwall
•1389.65 g/t Au over 2.90 m (620-595-02);
•39.42 g/t Au over 2.45 m (840-632-49);
•25.85 g/t Au over 3.65 m (840-632-41);
•18.71 g/t Au over 3.45 m (1015-640-06); and
•16.05 g/t Au over 2.75 m (840-632-41).
Hanging Wall
•103.37 g/t Au over 2.90 m (900-506-13);
•52.65 g/t Au over 2.15 m (900-506-06); and
•17.33 g/t Au over 2.70 m (900-506-13).

1 All reported composite intervals are calculated true width of the mineralized zones, unless otherwise stated. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; E1D Zone @ 100 g/t Au; B Zone, E1D1 zone and NS1 @ 90 g/t Au.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut).
Young-Davidson (Ontario, Canada)
Total exploration expenditures during the fourth quarter were $1.7 million of which $1.3 million was capitalized. For 2023, exploration spending totaled $8.0 million of which $5.1 million was capitalized, consistent with budget.
                                        22

2023 Management’s Discussion and Analysis
During the fourth quarter of 2023, two underground exploration drills completed 5,325 m in 12 holes from the 9220 West exploration drift and the 9025 East Footwall. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. For the full year, a total of 23,205 m of mine exploration drilling was completed in 56 holes.
In addition, 7,052 m of surface drilling was completed in 21 holes in 2023, primarily focused on the MCM-target area, immediately east and adjacent to the Young-Davidson deposit.
Mulatos District (Sonora, Mexico)
During the fourth quarter, exploration spending at Mulatos totaled $6.0 million of which $5.5 million was capitalized. For 2023, exploration spending totaled $21.7 million of which $11.8 million was capitalized.
During the fourth quarter of 2023, exploration activities continued at PDA and the near-mine area with 15,937 m of drilling completed in 62 holes. Drilling in the fourth quarter focused on in-fill drilling the GAP-Victor portion of the Mineral Resource. The 2023 exploration program was successful in driving a 33% increase in Mineral Reserves at PDA to 1.0 million ounces (5.4 mt grading 5.61 g/t Au) with grades also increasing 16%. This growth in higher-grade Mineral Reserves will be incorporated into an updated development plan which is expected to be completed in the first quarter of 2024.
The regional drilling program was paused during the fourth quarter to complete ground geophysical surveys in the Capulin and Cerro Pelon areas. Drilling at regional targets will resume in the first quarter of 2024.
For the full year, a total of 56,712 m of drilling was completed in 196 holes at PDA including 10 geotechnical holes totaling 2,221 m. A total of 25,459 m of drilling in 79 holes was also completed at several targets across the Mulatos District.
Lynn Lake (Manitoba, Canada)
Exploration spending totaled $0.7 million in the fourth quarter and $6.6 million for the full year, all of which was capitalized. The 2023 drilling campaign was completed by the end of the second quarter comprising 7,979 m of drilling in 29 holes. In the fourth quarter, exploration activities focused on interpretation of results from the 2023 drilling programs, and from the geological mapping, sampling and hand trenching programs completed in the second and third quarters of 2023. Targeting and planning was also completed in the fourth quarter, ahead of the planned 2024 infill drilling program at the Burnt Timber and Linkwood deposits.

                                        23

2023 Management’s Discussion and Analysis
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2023, the Company realized an average gold price of $1,974 per ounce, $3 per ounce above the London PM Fix price, and a 13% increase compared to $1,741 per ounce in the prior year quarter.
As at December 31, 2023, the Company had 69,750 ounces hedged for 2024 which will ensure a minimum average realized gold price of $1,926 per ounce and a maximum average realized gold price of $2,356 per ounce, regardless of the movement in gold prices during the period.
Foreign Exchange Rates

At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar and Mexican peso ("MXN"). Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2023, the Canadian dollar averaged approximately $1.36 CAD to $1 USD, consistent with the fourth quarter of 2022. The Mexican peso averaged 17.55 MXN to $1 USD in the fourth quarter of 2023 compared to 19.68 MXN to $1 USD in the fourth quarter of 2022.

The Company recorded a foreign exchange gain of $0.3 million in the fourth quarter related to the translation of the Company's net monetary assets and liabilities resulting from the strengthening of both the Canadian dollar and the Mexican peso from the end of the third quarter by 2% and 3%, respectively; ending at $1.32 CAD and 16.95 MXN to $1 USD at December 31, 2023. Similarly, a foreign exchange gain of $1.9 million was recorded for the full year, driven by the fluctuations in the Canadian dollar and Mexican peso.

Additionally, the Company is further exposed to currency risk through non-monetary assets and liabilities of subsidiaries whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates gives rise to temporary differences resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense. The movement of the CAD and MXN rates generated a non-cash foreign exchange gain of $12.3 million in the fourth quarter, and a $16.3 million foreign exchange gain for the full year, on the revaluation of monetary tax and deferred tax balances, which was recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in realized foreign exchange gains of $1.9 million during the fourth quarter and $7.1 million for the full year, primarily related to the Mexican Peso. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
                                        24

2023 Management’s Discussion and Analysis
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022	2021
Gold production (ounces)	129,500	134,200	529,300	460,400	457,200
Gold sales (ounces)	129,005	133,164	526,258	456,574	457,517
Operating Revenues	$254.6	$231.9	$1,023.3	$821.2	$823.6
Cost of sales (1)	$166.7	$153.4	$637.7	$608.9	$534.1
Earnings from operations	$71.9	$61.6	$318.1	$111.5	$14.9
Earnings before income taxes	$51.2	$52.6	$293.7	$102.4	$2.3
Net earnings (loss)	$47.1	$40.6	$210.0	$37.1	($66.7)
Adjusted net earnings (2)	$49.2	$33.7	$208.4	$107.9	$162.1
Earnings (loss) per share, basic and diluted	$0.12	$0.10	$0.53	$0.09	($0.17)
Adjusted earnings per share, basic (2)	$0.12	$0.09	$0.53	$0.28	$0.41
Total assets			$4,001.2	$3,674.2	$3,621.5
Total non-current liabilities			829.8	771.2	728.5
Cash flow from operations	$124.1	$102.3	$472.7	$298.5	$356.5
Dividends per share, declared and paid	0.025	0.025	0.10	0.10	0.10
Average realized gold price per ounce	$1,974	$1,741	$1,944	$1,799	$1,800
Cost of sales per ounce of gold sold, including amortization (1)	$1,292	$1,152	$1,212	$1,334	$1,167
Total cash costs per ounce of gold sold (2)	$900	$810	$850	$884	$794
All-in sustaining costs per ounce of gold sold (2)	$1,233	$1,138	$1,160	$1,204	$1,135
(1) Cost of sales includes mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2023, the Company sold 129,005 ounces of gold for operating revenues of $254.6 million. This represented a 10% increase from the prior year period due to a higher realized gold price, offset by a 3% decrease in ounces sold.
Cost of Sales
Cost of sales were $166.7 million in the fourth quarter, 9% higher than the prior year period. Key drivers of changes to cost of sales as compared to the prior year period were as follows:

Mining and Processing
Mining and processing costs were $113.4 million, 7% higher than the prior year period. The increase primarily reflects the impact of continuing labour and other inflationary pressures on mining and processing costs across the operations. Inflationary pressures and operating costs remained in line with expectations in 2023. The impact of the stronger Mexican peso relative to the annual cost guidance was partly mitigated by the Company's hedge position.
Total cash costs of $900 per ounce and AISC of $1,233 per ounce were higher than the prior year period due to the continuing inflationary pressures on operating costs, and lower grades mined at Island Gold.
Royalties
Royalty expense was $2.7 million in the quarter, slightly higher than the prior year period of $2.2 million due to the higher average realized gold price.
Amortization
Amortization of $50.6 million, or $392 per ounce in the quarter was higher than the prior year period due to the larger production contribution from Young-Davidson which has a higher depletable cost base.
                                        25

2023 Management’s Discussion and Analysis
Earnings from Operations
The Company recognized earnings from operations of $71.9 million in the fourth quarter, 17% higher than the prior year period, as a result of the higher realized gold price, and margin expansion, driven by low-cost production growth from La Yaqui Grande.
Net Earnings
The Company reported net earnings of $47.1 million in the fourth quarter, compared to $40.6 million in the prior year period. Adjusted earnings (1) in the fourth quarter were $49.2 million, or $0.12 per share, which included adjustments for unrealized net foreign exchange gains recorded within deferred taxes, and on net monetary assets and liabilities, resulting primarily from the strengthening of both the Canadian dollar and the Mexican peso, and a reduction in the non-cash fair value adjustments on the milestone payments related to the sale of the Esperanza project
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Review of 2023 Financial Results

Operating Revenue
During the year ended December 31, 2023, the Company sold 526,258 ounces for record operating revenues of $1.0 billion, 25% higher than the prior year period, driven by increased production from La Yaqui Grande, and a higher average realized gold price.
Cost of Sales
Cost of sales for the full year were $637.7 million, a 5% increase compared to the prior year. Cost of sales in the prior year were impacted by a net realizable value adjustment on the Mulatos heap leach inventory of $33.9 million. In addition to the prior year inventory adjustment, key drivers of cost of sales changes as compared to the prior year were as follows:
Mining and Processing
Mining and processing costs increased to $437.3 million from $394.4 million in the prior year. The increase primarily reflects a full year of operations at La Yaqui Grande in 2023, as well as the impact of labour and other inflation effects on mining and processing costs across the Company's operations. The impact of the stronger Mexican peso relative to the annual cost guidance was partly mitigated by the Company's hedge position on the Mexican peso.
Total cash costs of $850 per ounce and AISC of $1,160 per ounce for 2023 were both lower than the prior year, primarily reflecting the increased contribution of low cost production from La Yaqui Grande.
Royalties
Royalty expense was $10.2 million, a 12% increase compared to $9.1 million in the prior year, due to the higher average realized gold price.
Amortization
Amortization of $190.2 million was higher than the prior year of $171.5 million, driven by a 15% increase in ounces sold. Amortization of $361 per ounce was lower than the prior year amortization of $376 per ounce due to the increased contribution from La Yaqui Grande which has a lower depletable cost base.
Earnings from Operations
The Company recognized earnings from operations of $318.1 million, a significant increase from $111.5 million in the prior year, driven by the Company's record production, and expanded margins. The prior year was also impacted by the net realizable value adjustments on the Mulatos heap leach inventory, as well as an impairment expense related to the sale of the Esperanza project of $38.2 million.
Net Earnings
The Company reported net earnings of $210.0 million compared to $37.1 million in the prior year. The stronger net earnings in 2023 reflect the Company's record operating performance and margin expansion. The prior year was also impacted by the net realizable value adjustment on the Mulatos heap leach inventory, and the impairment expense on the sale of the Esperanza project. On an adjusted basis, earnings for 2023 were $208.4 million, or $0.53 per share, which included adjustments for unrealized foreign exchange gains recorded in deferred taxes of $16.3 million and other losses, net of tax, of $16.6 million.
                                        26

2023 Management’s Discussion and Analysis
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Exploration expense	($2.1)	($2.6)	($18.2)	($18.4)
Corporate and administrative expense	(7.6)	(7.2)	(27.6)	(25.9)
Share-based compensation expense	(6.3)	(7.1)	(21.7)	(18.3)
Finance income (expense)	0.2	(2.2)	(2.5)	(5.7)
Foreign exchange gain (loss)	0.3	(0.2)	1.9	1.7
Other loss	(21.2)	(6.6)	(23.8)	(5.1)
Exploration
Exploration expense primarily relates to expenditures on early-stage exploration projects, regional exploration programs and corporate exploration support. The Company capitalizes near-mine exploration at its three operations and development projects. Exploration expense was consistent with the prior year as an expanded 2023 regional exploration program at Mulatos, offset lower regional spend at the Canadian operations.
Corporate and administrative
Corporate and administrative costs include expenses arising from the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs in the fourth quarter were consistent with the prior year period. Costs were higher for the full year as compared to the prior year due to increased personnel and travel costs.
Share-based compensation
Share-based compensation expense of $6.3 million in the fourth quarter was lower than the prior year period due to the change in the Company's share price in the quarter and the corresponding impact on the revaluation of the liability for outstanding cash-based long-term incentives. An overall rising share price throughout 2023 resulted in share-based compensation expense of $21.7 million being higher than the prior year.
Finance expense
Finance expense primarily relates to standby fees on the credit facility and accretion expense arising on decommissioning liabilities, offset by interest earned on cash and cash equivalents. In the fourth quarter, the Company was in a net finance income position compared to the prior year period due to earning more interest income driven by rising interest rates and an increased cash balance. This was partially offset by higher accretion expense. For the full year, finance expense was lower than the prior year due to the higher interest income earned.
Foreign exchange gain (loss)
A foreign exchange gain of $0.3 million was recorded in the fourth quarter and a gain of $1.9 million for the year, compared to a foreign exchange loss of $0.2 million in the prior year period and a gain of $1.7 million for the year.
Other loss
The increase in other loss in the fourth quarter of 2023 and for the full year primarily arose from non-cash fair value adjustments on the milestone payments related to the sale of the Esperanza project of $11.0 million and $13.4 million, respectively.
                                        27

2023 Management’s Discussion and Analysis
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the year ended December 31, 2023, the Company recognized a current tax expense of $52.7 million and a deferred tax expense of $31.0 million, compared to a current tax expense of $10.7 million and deferred tax expense of $54.6 million in 2022. The significantly higher current tax expense in 2023 was driven by higher profitability and cashflow in Mexico.
The Company paid cash taxes of $8.3 million related to mining tax and income tax installment payments during 2023. Given the strong profitability of the Mulatos District in 2023, generating $142.1 million in free cash flow year to date, the Company expects to make significantly higher cash tax payments in Mexico in 2024, which includes the 2023 year end tax payment of approximately $40 million due in the first quarter.
The deferred tax expense was driven by the use of tax pools compared to accounting depreciation in the period given strong operating earnings in both Canada and Mexico, partially offset by foreign exchange gains on the strengthening of the Mexican peso and Canadian dollar.
The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The Company recognized a foreign exchange gain of $12.3 million in the fourth quarter and $16.3 million for the full year due to the foreign exchange movement.
Financial Condition

	December 31, 2023	December 31, 2022
Current assets	$586.0	$441.0	Current assets increased compared to 2022, primarily driven by record operating cash flow, partially offset by spending on the Phase 3+ Expansion at Island Gold.
Long-term assets	3,415.2	3,233.2	Long-term assets increased in 2023 primarily due to capital expenditures on the Phase 3+ Expansion at Island Gold, partially offset by amortization.
Total assets	$4,001.2	$3,674.2
Current liabilities	247.9	181.9	Current liabilities are higher than 2022, due to an increase in income tax payable in Mexico, and a higher share based payment liability driven by the increase in the Company's share price.
Non-current liabilities	829.8	771.2
Non-current liabilities are comprised of deferred taxes and decommissioning liabilities, and have increased as compared with the prior year due to an increase in the deferred tax liability driven by the strong operating performance across the Company's sites. Additionally the Company's non-current portion of the decommissioning liabilities increased by $16.1 million, net of accretion, compared to 2022, driven mainly by increased reclamation costs at the Mulatos District.

Total liabilities	1,077.7	953.1
Shareholders’ equity	2,923.5	2,721.1	The increase in Shareholders' equity was primarily driven by the earnings for the year.
Total liabilities and equity	$4,001.2	$3,674.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2023, the Company had cash and cash equivalents of $224.8 million and $13.0 million in equity securities, compared to $129.8 million and $18.6 million, respectively, at December 31, 2022. The Company has access to an undrawn
                                        28

2023 Management’s Discussion and Analysis
credit facility (the "Facility") of $500.0 million, not including the uncommitted $100.0 million accordion feature to increase the credit facility up to $600.0 million. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts. In February 2024, the Company extended the term of the revolving credit facility by one year to February 2028.
The Credit Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2023, the Company is in compliance with the covenants.
On May 31, 2023, the Company filed a Base Shelf Prospectus and accompanying Registration Statement, which qualifies the issuance of up to US$500,000,000 Securities of the Company, or any combination thereof, and is effective for a period of 25 months. The Company filed the Base Shelf Prospectus and Registration Statement to maintain financial flexibility but has no present intentions to undertake an offering of securities.
In the opinion of management, the Company's liquidity position of $724.8 million at December 31, 2023, comprised of cash and cash equivalents and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Cash flow provided by operating activities	$124.1	$102.3	$472.7	$298.5
Cash flow used in investing activities	(109.8)	(84.9)	(351.8)	(312.7)
Cash flow used in financing activities	(5.6)	(5.0)	(26.0)	(28.4)
Effect of foreign exchange rates on cash	0.2	0.7	0.1	(0.1)
Net increase (decrease) in cash	8.9	13.1	95.0	(42.7)
Cash and cash equivalents, beginning of period	215.9	116.7	129.8	172.5
Cash and cash equivalents, end of period	$224.8	$129.8	$224.8	$129.8
Cash flow provided by operating activities
In the fourth quarter of 2023, operating activities generated cash flow of $124.1 million compared to $102.3 million in the same period of 2022, representing a 21% increase, due primarily to higher operating revenues and operating margin expansion. Cash flow provided by operations before working capital and taxes paid was $120.2 million in the fourth quarter compared to $109.3 million in the prior year period.
For the year ended December 31, 2023, operating activities generated record operating cash flows of $472.7 million compared to $298.5 million in the prior year driven by a 15% increase in ounces sold, and higher operating margins.
Cash flow used in investing activities
In the fourth quarter of 2023, capital expenditures of $109.7 million were higher than expenditures of $84.8 million in the prior year quarter, driven by the ramp up of spend at the Phase 3+ expansion at Island Gold in 2023.
For the year ended December 31, 2023, the Company invested $348.9 million in capital expenditures, compared to $313.7 million in the prior year. The increase was driven by higher capital expenditures at the Phase 3+ Expansion at Island Gold offset by lower capital spend at the Mulatos District following completion of construction of La Yaqui Grande in 2022.
Cash flow used in financing activities
During the fourth quarter, the Company declared a dividend of $0.025 per share, consistent with the first three quarters of 2023, bringing the year-to-date dividends paid to $39.4 million. Of this amount, $35.3 million was paid in cash and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan. For the year ended December 31, 2023, the Company received proceeds from the exercise of stock options and warrants of $9.3 million.

                                        29

2023 Management’s Discussion and Analysis
Commitments

Contractual Obligations	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	0.5	0.6	—	—	1.1
Accounts payable and accrued liabilities	195.0	—	—	—	195.0
Decommissioning liabilities	12.6	31.5	51.4	69.7	165.2
Capital commitments	87.5	32.7	—	—	120.2
	295.6	64.8	51.4	69.7	481.5

Contractual obligations exist with respect to royalties; however, gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price, therefore have been excluded from the table.
The Company has a number of mining service contracts that are based on variable measures, and not fixed payments. These contracts include measures such as tonnes mined, or metres developed. The expense relating to these variable payments and recognized as an operating expense was $104.2 million (year ended December 31, 2022 - $88.2 million). Total cash outflow for leases amount to $112.0 million for the year ended December 31, 2023 (2022 - payments of $96.1 million).
Outstanding Share Data

February 21, 2024
Common shares	396,770,839
Stock options	2,766,377
Deferred share units	1,013,234
Performance share units	1,159,288
Restricted share units	1,911,738
403,621,476
Related party transactions

There were no related party transactions during the period other than those disclosed in the Company’s consolidated financial statements for the years ended December 31, 2023 and 2022.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2023, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts, totaling 69,750 ounces, ensure a minimum average realized gold price of $1,926 per ounce and a maximum average realized gold price of $2,356 per ounce, regardless of the movement in gold prices during 2024. The fair value of these contracts was a liability of $0.8 million at December 31, 2023 (December 31, 2022 - $0.1 million). The options mature monthly throughout 2024.
For the year ended December 31, 2023, the Company realized losses of $0.1 million related to the settlement of option contracts (for the year ended December 31, 2022- realized gains of $3.5 million). Total unrealized losses for the year ended December 31, 2023 was $0.9 million (for the year ended December 31, 2022 - unrealized losses of $0.3 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.
                                        30

2023 Management’s Discussion and Analysis
Foreign currency contracts
As at December 31, 2023, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts:

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2024	Collars	504.0	1.33	1.39
Mexican Peso contracts:

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2024	Collars	330.0	18.14	20.53
2024	Forwards	125.0	17.77	17.77
The fair value of these contracts was an asset of $6.6 million at December 31, 2023 (December 31, 2022 - liability of $4.3 million). For the year ended December 31, 2023, the Company realized net gains of $7.1 million on the foreign currency contracts (for the year ended December 31, 2022 - realized net losses of $1.1 million).
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.These collars totaling 1,512,000 gallons, ensure a minimum purchase call option of $2.71 per gallon and a maximum average sold put options of $2.50 per gallon, regardless of the movement in fuel prices during 2024.
The fair value of these contracts was a liability of $0.2 million at December 31, 2023 (December 31, 2022 - nil). For the for the year ended December 31, 2023 there was a net nil impact related to the settled fuel contracts (for the year ended December 31, 2022 - realized gains of $2.9 million).
Summary of Quarterly Financial and Operating Results

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Gold ounces produced	129,500	135,400	136,000	128,400	134,200	123,400	103,900	98,900
Gold ounces sold	129,005	132,633	131,952	132,668	133,164	122,780	102,164	98,466
Operating Revenues	$254.6	$256.2	$261.0	$251.5	$231.9	$213.6	$191.2	$184.5
Earnings (loss) from operations	$71.9	$82.6	$88.6	$75.0	$61.6	$29.9	$25.7	($5.7)
Net earnings (loss)	$47.1	$39.4	$75.1	$48.4	$40.6	($1.4)	$6.4	($8.5)
Earnings (loss) per share, basic	$0.12	$0.10	$0.19	$0.12	$0.10	$0.00	$0.02	($0.02)
Adjusted net earnings (1)	$49.2	$54.5	$59.3	$45.4	$33.7	$26.9	$29.3	$18.0
Adjusted earnings per share, basic (1)	$0.12	$0.14	$0.15	$0.12	$0.09	$0.07	$0.07	$0.05
Earnings before interest, taxes, depreciation and amortization (1)	$101.6	$126.0	$138.9	$119.9	$100.4	$96.4	$92.0	$62.9
Cash provided by operating activities	$124.1	$112.5	$141.8	$94.3	$102.3	$74.0	$75.7	$46.5
Average realized gold price	$1,974	$1,932	$1,978	$1,896	$1,741	$1,740	$1,871	$1,874
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Production and gold sales increased significantly following commencement of commercial production at La Yaqui Grande in June 2022, which has contributed low cost production growth.
Earnings (loss) from operations and cash flow from operating activities have remained relatively strong since mid-2022 as a result of a higher realized gold price, increased gold ounce production following achievement of commercial production at La Yaqui Grande, and margin expansion as the Company has focused on cost containment strategies across operations and the corporate office, despite ongoing inflationary pressures. In the second and third quarters of 2022, the Company recorded a non-cash net realizable adjustment on the Mulatos heap leach inventory of $22.3 million and $11.6 million, respectively, which negatively impacted earnings from operations in those periods. The loss from operations in the first quarter of 2022 was driven by the non-cash impairment expense of $38.2 million ($26.7 million after tax) on the sale of the Esperanza Project.
                                        31

2023 Management’s Discussion and Analysis
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization ("EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings (loss):
•Foreign exchange (gain) loss
•Items included in other loss
•Certain non-recurring items
•Foreign exchange (gain) loss recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
Net earnings (loss) have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
                                        32

2023 Management’s Discussion and Analysis

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022	2021
Net earnings (loss)	$47.1	$40.6	$210.0	$37.1	($66.7)
Adjustments:
Inventory net realizable value adjustment, net of taxes	—	—	—	22.4	—
Impairment charge, net of taxes	—	—	—	26.7	213.8
Foreign exchange (gain) loss	(0.3)	0.2	(1.9)	(1.7)	0.9
Other loss	21.2	6.6	23.8	5.1	7.2
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(12.3)	(12.2)	(16.3)	19.4	6.9
Other income and mining tax adjustments	(6.5)	(1.5)	(7.2)	(1.1)	—
Adjusted net earnings	$49.2	$33.7	$208.4	$107.9	$162.1
Adjusted earnings per share - basic	$0.12	$0.09	$0.53	$0.28	$0.41
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Cash flow from operating activities	$124.1	$102.3	$472.7	$298.5
Add: Changes in working capital and taxes paid	(3.9)	7.0	46.2	63.1
Cash flow from operating activities before changes in working capital and taxes paid	$120.2	$109.3	$518.9	$361.6
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Cash flow from operating activities	$124.1	$102.3	$472.7	$298.5
Less: mineral property, plant and equipment expenditures	(109.7)	(84.8)	(348.9)	(313.7)
Company-wide free cash flow	$14.4	$17.5	$123.8	($15.2)

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

                                        33

2023 Management’s Discussion and Analysis

Consolidated Mine-Side Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$124.1	$102.3	$472.7	$298.5
Add: operating cash flow used by non-mine site activity	10.6	15.7	49.5	48.3
Cash flow from operating mine-sites	$134.7	$118.0	$522.2	$346.8

Mineral property, plant and equipment expenditure	$109.7	$84.8	$348.9	$313.7
Less: capital expenditures from development projects, and corporate	(3.4)	($4.8)	(18.2)	(22.2)

Capital expenditure and capital advances from mine-sites	$106.3	$80.0	$330.7	$291.5

Total mine-site free cash flow	$28.4	$38.0	$191.5	$55.3

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$59.0	$44.6	$184.8	$172.8
Mineral property, plant and equipment expenditure	(24.0)	(20.6)	(67.2)	(71.5)
Mine-site free cash flow	$35.0	$24.0	$117.6	$101.3

Island Gold Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$39.9	$39.1	$164.9	$148.1
Mineral property, plant and equipment expenditure	(73.9)	(53.9)	(233.1)	(157.3)
Mine-site free cash flow	($34.0)	($14.8)	($68.2)	($9.2)

Mulatos District Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$35.8	$34.3	$172.5	$25.9
Mineral property, plant and equipment expenditure	(8.4)	(5.5)	(30.4)	(62.7)
Mine-site free cash flow	$27.4	$28.8	$142.1	($36.8)

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
                                        34

2023 Management’s Discussion and Analysis
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where the these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization, and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$113.4	$105.6	$437.3	$394.4	$351.5
Royalties	2.7	2.2	10.2	9.1	11.7
Total cash costs	116.1	107.8	447.5	403.5	363.2
Gold ounces sold	129,005	133,164	526,258	456,574	457,517
Total cash costs per ounce	$900	$810	$850	$884	$794

Total cash costs	$116.1	$107.8	$447.5	$403.5	$363.2
Corporate and administrative (1)	7.6	7.2	27.6	25.9	24.5
Sustaining capital expenditures (2)	26.6	26.5	104.2	95.2	113.4
Share-based compensation	6.3	7.1	21.7	18.3	11.1
Sustaining exploration	0.8	0.7	2.7	2.5	4.9
Accretion of decommissioning liabilities	1.7	2.2	6.8	4.2	2.4
Total all-in sustaining costs	$159.1	$151.5	$610.5	$549.6	$519.5
Gold ounces sold	129,005	133,164	526,258	456,574	457,517
All-in sustaining costs per ounce	$1,233	$1,138	$1,160	$1,204	$1,135
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022	2021
(in millions)
Capital expenditures per cash flow statement	$109.7	$84.8	$348.9	$313.7	$348.6
Less: non-sustaining capital expenditures at:
Young-Davidson	(10.1)	(5.4)	(18.2)	(22.7)	(44.8)
Island Gold	(63.0)	(43.8)	(189.2)	(120.8)	(71.9)
Mulatos District	(6.6)	(4.3)	(19.1)	(52.8)	(97.0)
Corporate and other	(3.4)	(4.8)	(18.2)	(22.2)	(21.5)
Sustaining capital expenditures	$26.6	$26.5	$104.2	$95.2	$113.4
                                        35

2023 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$42.8	$41.1	$166.2	$163.4
Royalties	1.4	1.1	5.3	5.3
Total cash costs	$44.2	$42.2	$171.5	$168.7
Gold ounces sold	48,052	44,781	182,796	192,186
Total cash costs per ounce	$920	$942	$938	$878

Total cash costs	$44.2	$42.2	$171.5	$168.7
Sustaining capital expenditures	13.9	15.2	49.0	48.8
Accretion of decommissioning liabilities	0.1	0.1	0.4	0.3
Total all-in sustaining costs	$58.2	$57.5	$220.9	$217.8
Gold ounces sold	48,052	44,781	182,796	192,186
Mine-site all-in sustaining costs per ounce	$1,211	$1,284	$1,208	$1,133

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$22.8	$23.0	$82.7	$80.6
Royalties	0.8	0.7	2.7	2.6
Total cash costs	$23.6	$23.7	$85.4	$83.2
Gold ounces sold	30,464	39,145	127,629	130,652
Total cash costs per ounce	$775	$605	$669	$637

Total cash costs	$23.6	$23.7	$85.4	$83.2
Sustaining capital expenditures	10.9	10.1	43.9	36.5
Accretion of decommissioning liabilities	0.1	—	0.5	0.2
Total all-in sustaining costs	$34.6	$33.8	$129.8	$119.9
Gold ounces sold	30,464	39,145	127,629	130,652
Mine-site all-in sustaining costs per ounce	$1,136	$863	$1,017	$918

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$47.8	$41.5	$188.4	$150.4
Royalties	0.5	0.4	2.2	1.2
Total cash costs	$48.3	$41.9	$190.6	$151.6
Gold ounces sold	50,489	49,238	215,833	133,736
Total cash costs per ounce	$957	$851	$883	$1,134

Total cash costs	$48.3	$41.9	$190.6	$151.6
Sustaining capital expenditures	1.8	1.2	11.3	9.9
Sustaining exploration	0.4	0.2	0.9	0.7
Accretion of decommissioning liabilities	1.5	2.1	5.9	3.7
Total all-in sustaining costs	$52.0	$45.4	$208.7	$165.9
Gold ounces sold	50,489	49,238	215,833	133,736
Mine-site all-in sustaining costs per ounce	$1,030	$922	$967	$1,241

                                        36

2023 Management’s Discussion and Analysis
EBITDA
EBITDA represents net earnings before impairment charges, interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Net earnings	$47.1	$40.6	$210.0	$37.1
Add back:
Inventory net realizable value adjustment	—	—	—	33.9
Impairment expense	—	—	—	38.2
Finance (income) expense	(0.2)	2.2	2.5	5.7
Amortization	50.6	45.6	190.2	171.5
Deferred income tax expense	4.6	2.7	31.0	54.6
Current income tax (recovery) expense	(0.5)	9.3	52.7	10.7
EBITDA	$101.6	$100.4	$486.4	$351.7
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
Accounting Estimates, Policies and Changes

Many of the amounts included in the consolidated financial statements require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Accounting Policies and Changes
The Company's material accounting policies and future changes in accounting policies are presented in the consolidated financial statements for the year ended December 31, 2023 as described in note 3 of the audited consolidated financial statements. The Company adopted amendments to accounting standards that were effective January 1, 2023, and are described in note 4 of the audited consolidated financial statements.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed and operating effectively as at December 31, 2023.

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KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no material changes in the Company’s internal control over financial reporting that occurred during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2023 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2023.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.
The financing, exploration, development, and mining of any of the Company’s properties are subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, technical and geological risks inherent to mining operations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risks
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, significant inflation, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings, and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s Mineral Resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined, reduce the Company’s ability to generate cash flow to finance its operations and support development and expansion projects, or result in the write-off of assets whose value is impaired due to low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, investment and physical demand, sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all its current producing or development projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a
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reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
The Company regularly engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, however, there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. The Company’s hedging program may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development-stage assets in Canada, the United States, Mexico, and Türkiye, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, and to a lesser extent Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars, Mexican pesos, and Turkish lira, and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos, and Turkish lira.

The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.

From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
If utilized, the Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:
•Incur additional indebtedness;
•Pay dividends or make other distributions or repurchase or redeem its capital stock;
•Prepay, redeem or repurchase certain debt;
•Make loans and investments;
•Sell, transfer or otherwise dispose of assets;
•Incur or permit to exist certain liens;
•Enter into certain transactions with affiliates;
•Enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
Liquidity Risks
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable, and it is not currently known whether the Company will require external financing in future periods.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit, and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes
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being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary, including the issuance of shares, debt instruments or other securities convertible into shares, to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase and rely on revenues from its existing production and planned expansions and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt, or equity offerings. The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders. Further, there is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Island Gold, and Mulatos Mines account for all of the Company’s current commercial production and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, labour relations, supply chains, expansion plans, or ongoing permitting at Young-Davidson, Island Gold, or Mulatos could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, share price, profitability, results of operations, and financial condition. These production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, leach pad inventory, assumptions with respect to development and expansion activities, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; continued adverse impacts resulting from COVID-19, and the potential impacts of any new epidemic or pandemic which may develop; natural phenomena (including consequences of climate change) such as inclement weather conditions, floods, droughts, wildfires, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages or permitting challenges related to power; lack of adequate housing for workers; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or delays in production, injury or death to persons, damage, to property of the Company or others, monetary losses, and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up or expansion phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. There can be no guarantee that the Company will be able to obtain all necessary permits or be able to enter into commercial arrangements for adequate electricity to conduct its future operations and expansion plans, including specifically the requirements for increased electricity capacity for any operational expansion at the Island Gold Mine. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide, and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control such as inflation and ongoing and/or future supply chain
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challenges resulting from the COVID-19 pandemic. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Changes in key operating and capital costs could result in unexpected costs or uneconomic operations and development projects. Many of these factors are beyond the Company’s control. Without limiting the generality of the foregoing, the Company has commenced an expansion of its operations (including the installation of a shaft, paste plant, and expansion of the mill and tailings facility) at its Island Gold Mine, and is engaged in exploration and development activities at its Lynn Lake Gold project in Manitoba. As a result of availability of supply and increasing economic inflation, the Company may experience significant increases in the price of labour, consumables and other raw materials and related manufactured goods, including steel. The Company may also experience delays due to any ongoing or new impacts of COVID-19 or any other epidemic or pandemic which may occur in the future on personnel and contractor availability.
Technical considerations, stakeholder engagement challenges (including as it pertains to First Nations communities surrounding Island Gold and Lynn Lake) for the expansion and exploration projects there, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations, and financial condition.
Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development-stage projects in Canada, Mexico, the United States, and Türkiye. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental licences and permits, availability of adequate financing, and, in the case of the Company’s Turkish development stage projects, reaching an agreement with the Republic of Türkiye as to permitting, licensing and development. The economic feasibility of development projects is based on many factors such as estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. The Company’s development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of Proven and Probable Mineral Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions, and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface lands on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations and resource nationalism (including, but not limited to, regulations with respect to the environment, prices, royalties, duties, taxes, labour, permitting, restrictions on production, and quotas on exportation of minerals), fluctuations in gold prices, accidents, labour actions, and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for the Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the Company’s business, results of operations, financial condition, and liquidity could be materially adversely affected.
The figures for the Company’s Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known orebodies, locating new deposits, or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s Mineral Reserve and Mineral Resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from Mineral Resources or Mineral Reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that
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can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of Mineral Resources and Mineral Reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling, and other similar examinations. Short-term factors relating to Mineral Resources and Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in Mineral Resources and Mineral Reserves, grades, stripping ratios, or recovery rates may affect the economic viability of projects. There is a risk that depletion of Mineral Reserves will not be offset by discoveries, acquisitions, or the conversion of Mineral Resources into Mineral Reserves. The Mineral Reserve base of Alamos’ mines may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral Resources and Mineral Reserves are reported as general indicators of mine life. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, Mineral Reserves and grades must be considered as estimates only.
In addition, the quantity of Mineral Resources and Mineral Reserves may vary depending on metal prices. Extended declines in market prices for gold, silver, and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in Mineral Resources and Mineral Reserves, grades, or stripping ratios may affect the economic viability of the Company’s projects.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such Mineral Resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that all or any part of Mineral Resources constitute or will be converted into Mineral Reserves.
Legal, Permitting, Regulatory, Title and Political Risks
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations in grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Türkiye, and the United States. Economic, legal, and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws, regulations, and restrictions relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government legislation and regulations with respect to restrictions on production, price controls, export controls, permitting, licensing, income taxes, royalties, expropriation of property, the environment (including specifically enacted legislation to address climate change), labour and mine safety. In 2021, the Mexican government announced restrictions and increased environmental reviews of the mining sector resulting in uncertainty with respect to the timing of regulatory approvals, overall permitting of future open-pit mines and a prohibition on the acquisition of new mining concessions. . In May 2023, the Mexican Congress approved a decree that amended the Mexican mining regulation, which allows the Mexican State to strongly control new mining activity in Mexico, increasing obligations and restrictions.
The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases in income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development-stage assets in Türkiye and related Investment Treaty Arbitration”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all
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necessary permits and licences are not granted.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
The Company requires a number of approvals, licences, and permits for various aspects of its exploration, development and expansion. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits or licences, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties, or other liabilities. It remains uncertain if the Company’s existing permits or licences may be affected in the future or if the Company will have difficulties in obtaining all necessary permits and licences that it requires for its proposed or existing mining activities.
In order to maintain mining operating and/or exploration licences in good standing, operating and/or exploration licence holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits and licences prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its licences in good standing, there is a risk that the relevant permitting and licensing authorities will not respond in a timely manner. There is no guarantee that the Company will be able to obtain the approvals, licences and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in maintaining its permits and licences in good standing.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations, and the theft and robbery of supply convoys, including specifically for diesel. In April 2020, the Company suffered an armed robbery at its Mulatos Mine. There were no injuries, and the value of the loss was ultimately recovered. Ore from operations at La Yaqui Grande is required to be transported by truck to Mulatos for processing, which requires the use of community roads leading to an increased risk of theft. The Company maintains insurance and takes measures to protect employees, property, and production facilities from these and other security risks. There can be no assurance, however, that security incidents will not occur in the future, or that if they do, they will not have a material adverse effect on the Company’s operations.
Risk related to development stage assets inTürkiye and related Investment Treaty Arbitration
The Company indirectly through subsidiaries holds development stage mineral properties located in Türkiye. Economic and political conditions in Türkiye are adversely impacting the business activities of the Company. On October 14, 2019, the Company reported that it had suspended all construction activities at its Kirazlı Project in Türkiye pending the renewal of its mining operating licences which expired on October 13, 2019. On October 16, 2020, the Company received notice that the Turkish government would not be renewing the Company’s Forestry Permits for the Kirazlı Project because the mining operating licence had not been restored within a one-year timeframe of its expiry. The Forestry Permits and mining operating licence, among other regulatory requirements, have not subsequently been restored and there is no guarantee that the Company will ever have the required licences and permits to operate in Türkiye.
On April 20, 2021, as a result of the Turkish government’s actions in respect of the Company’s projects in the Republic of Türkiye, the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V., announced the filing of a bilateral investment treaty claim (the “BIT Claim”) against the Republic of Türkiye for expropriation and unfair and inequitable treatment, among other things. The BIT Claim was registered in June 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group). As a result, the Company incurred an after-tax impairment charge of $213.8 million in the second quarter of 2021.
The BIT Claim may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye or to put any of the Kirazli, Aği Daği or Çamyurt sites into production, resulting in the Company removing those three projects from its Total Mineral Reserves and Resources. If the BIT Claim is successful, there is no certainty as to the quantum or timing of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of the Company’s assets and gold mining projects in Türkiye can only result from reaching an agreement with the Turkish government. Other factors related to the Turkish economy, including but not limited to high rates of inflation and fluctuation in the Turkish Lira may also affect the Company’s ability to effectively operate in Türkiye and could have a negative effect on overall anticipated project values.
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes
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have no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow, and results of operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult, if not impossible, to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration, and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure, reclamation, and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure, and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect the Company’s ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration, and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration, and developmental operations or in material fines, penalties, clean-up costs, damages, and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex, and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights and, as a result, the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where its projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations, or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to its host communities and countries, which facilitates broad stakeholder support for its operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with indigenous peoples and nations with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and nations may require accommodations, including undertakings regarding employment, training, business opportunities royalty payments, and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties or expansion of existing operations in these jurisdictions, including specifically with respect to the Company’s Island Gold Mine Phase 3+ expansion and its Lynn Lake project. Under applicable environmental and related mine permitting legislation, both Canadian federal and provincial governments may require indigenous consultation requirements beyond the scope expected by the Company. The risk of unforeseen indigenous title claims could also affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
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2023 Management’s Discussion and Analysis

The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities and indigenous First Nations, including specifically with respect to the Company’s Canadian expansion or development-stage assets, may result in additional obstacles and timelines with respect to permitting, increased legal challenges, or other disruptive operational issues at any of the Company’s operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Such changes include, but are not limited to, changes in labour laws, outsourcing laws, social security laws, and employment standards. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations, and financial condition. For example, April 2021, the Mexican Congress approved a bill to amend various federal laws including the Federal Labour Law. This change, has for the most part, severely regulated the use of service companies in Mexico, a structure commonly used in the mining sector that provides outsourced labour and required companies like Alamos to hire its employees directly, resulting in a requirement to pay profit-sharing required by Mexican laws to those employees, or the obligation to contract only contractors registered before the Labour Authorities in Mexico that authorizes them to provide a specific service. Based on the Company’s assessment, this change has not and is not expected to have a material impact on Alamos. Nonetheless, the risk exists that certain contractors could be deemed service companies, which could potentially have a significant financial impact. The full impact and enforcement of future changes are not known
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition, or results of operations.
Companies today are at much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s development projects in Türkiye, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence, and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows, and growth prospects.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Health and Environmental Risks
Alamos’ operations may be exposed to serious illness.
Ongoing and any future impacts of COVID-19, along with any other potential serious illness, epidemic or pandemic, could have material adverse impacts on the Company’s ability to operate and meet expected timelines for development and expansion projects (e.g., the Phase 3+ expansion project at the Island Gold mine) due to employee absences, disruption in supply chains, information technology system constraints, government interventions, market volatility, overall economic uncertainty and other factors currently unknown and not anticipated. Any such disruptions could potentially cause gold sales disruptions and could impact the ability to meet production, cost, and capital guidance. Alamos’ operations are located in relatively remote areas. The
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2023 Management’s Discussion and Analysis
Company relies on various modes of transportation to house its employees, move around its people, its product, and the necessary supplies and inputs for its operations. At both Mulatos and Island Gold, the Company has a high concentration of personnel working and residing in close proximity to one another at the mine site (camps). Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place Alamos’ workforce at risk. The Company takes every precaution to strictly follow industrial hygiene and occupational health guidelines. Approximately 50% of the Island Gold workforce comes from the local communities with the other 50% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly-out basis from various other regions. In 2020, the Company experienced several outbreaks of COVID-19 at its mining operations resulting in, among other things, temporary closure of mining operations. There were no closures in 2021, 2022 or 2023, however, there continues to be a risk that a virus outbreak could occur again at any operating sites or in the local community which could result in the temporary closure of the Company’s operations. If any outbreaks occur, the government could order temporary suspensions requiring a shutdown of mining operations. Consequently, there can be no assurance that COVID-19 or another infectious illness will not materially impact Alamos’ personnel and ultimately its operation, cash flows, or financial condition.
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, air emissions, water discharges, waste management, management of hazardous substances, management of tailings facilities, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties, and potential for facilities to be shut-down for non-compliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors, and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties, and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the groundwater and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize the long-term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control the dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance landforms and vegetation.
In order to carry out reclamation obligations arising from exploration, potential development activities, and mining operations, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
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2023 Management’s Discussion and Analysis
The water collection, treatment, and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow, or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life, and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Island Gold, and Mulatos mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations, and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned due to the potential for competing interests and demand for water, or due to the potential impact of drought and dry spells on water availability within local river basins, lakes, or aquifers. The Company will strive to ensure that its activities do not adversely impact the natural environment, community water sources and will seek to minimize freshwater withdrawals whenever possible. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks and Strategy
The Company’s mining and processing operations are energy-intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern and recognizes that its operations are subject to extensive transition and physical climate-related risks. As the Company adopts the recommendations of the Taskforce on Climate-related Financial Disclosure, it has expanded its disclosure beyond climate-related risks to also address climate governance, strategy, risk management, metrics, and targets.
Transition and Physical Climate-Related Risks
Transition risks are associated with society’s transition to a low-carbon economy. These risks are highly uncertain and may have an adverse effect on Company operations. Alamos operates in Canada and Mexico where both countries are signatories to the Paris Agreement to limit the global average temperature rise below 2 degrees Celsius and pursue efforts to limit the increase to 1.5 degrees Celsius. Both Canada and Mexico have implemented regulations to monitor, report and/or reduce greenhouse gas (“GHG”) emissions, and the costs required to comply are not anticipated to have a material adverse effect on the Company’s operations. In Canada, Young-Davidson and Island Gold previously reported emissions under the Output-Based Pricing System (“OBPS”) and effective January 1, 2022, transitioned to the Ontario Emissions Performance Standard (“EPS”). The EPS sets the price of excess emission units in lockstep with the federal backstop carbon price, which was CAD $65 per tonne of carbon dioxide equivalent (“CO2e”) in 2023 and is expected to increase to CAD $170 per tonne by 2030. Both Island Gold and Young-Davidson fall significantly below the emissions threshold for covered facilities under the EPS, though benefit by voluntarily opting in and avoiding the fuel charge component of the federal carbon pollution pricing system. The Company’s planned Lynn Lake project in Northern Manitoba will be an open pit mine and once operational is expected to be a significant energy consumer and exceed the threshold for reporting under the OBPS. As such, the carbon price is a significant and growing financial risk. The life of mine carbon cost under the OBPS was initially estimated to be CAD $63 million, though the Company is actively assessing electrification opportunities that it anticipates will reduce the cost to approximately CAD $38 million.
In Mexico, a carbon tax applies to fossil fuels across all sectors at rates of approximately (for diesel) USD $3.31 per tonne of CO2e. A carbon market pilot led by the Mexican Ministry of Environment and Natural Resources (“SEMARNAT”) began in January 2020 and transitioned to an Emission Trading System (“ETS”) in 2023 but it is not anticipated to affect the Mulatos Mine as the ETS targets facilities generating over 100,000 tonnes CO2e per year from fixed sources. No carbon price has been established yet and the political uncertainty about future climate and energy policy is high. Costs to comply with current and future regulations are difficult to predict. Government requirements and regulations may be amended, become more stringent, or have other effects on the Company such as incremental increases in fuel prices, accelerating the adoption of lower-carbon technologies, and electrification. Difficulties in integrating new technologies with existing systems, such as electric mining equipment, or the cost and unproven nature of new technology could have a material adverse effect on the Company’s financial performance and its operational results.
Physical risks are associated with the physical effects of climate change on the Company. Physical risks can be event-driven (acute) or longer-term shifts (chronic) in climate patterns. These risks are highly uncertain, are particular to the unique geographic circumstances associated with each site and may have an adverse effect on Company operations. The Company has qualitatively assessed the impact of climate risks on its operations and development projects, using climate scenarios to project changes to climate indicators under 2˚C and 4˚C scenarios. The Company identified several risks and opportunities based on projected increases in the frequency and intensity of warm spells, cold spells, heavy precipitation, storms, wildfires, floods, and drought that can each impact Company assets and result in disruptions to mine permitting, operations, ore extraction, and mine closure, or impact employee safety and the local environment. The Company assessed risks at its Island Gold, Young-
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2023 Management’s Discussion and Analysis
Davidson, and Mulatos mines, and one physical risk affecting the Mulatos Mine was determined to have a potential material financial impact on the Company. Mulatos is located in northwest Mexico where prolonged drought conditions are projected to increase, potentially affecting the availability of freshwater withdrawals for mining, processing, and refining activities in the dry season. In response, the Mulatos Mine is using existing water models to improve water management, updating engineering models to improve water efficiency, constructing a water treatment plant for La Yaqui Grande, and investigating options to reuse existing mine infrastructure as water reservoirs, which could increase the cost of treating water before and after use. While the Company has taken measures to mitigate the impact of weather on its operations, severe weather events and prolonged drought - particularly in northwest Mexico - could have an adverse impact on the Company’s ability to achieve production forecasts.. In Q4 2023, Alamos began work to update its climate scenario analysis and risk assessment to further evaluate the effects of material risks/opportunities on Alamos’ strategy and financial position, financial performance and cash flows over the short, medium and long-term. This exercise shall be completed in H1 2024.
Climate Change Governance
The Company’s commitment to protecting and preserving land, air, water, and energy resources is stated in the Company’s Sustainability Policy. The Technical and Sustainability Committee of the Board (the T&S Committee) provides oversight of climate change and climate-related impacts including GHG emissions, energy use, and water management. . In 2023, Alamos formalized its Climate Change Working Group, consisting of corporate representatives, mine site representatives, and development project representatives. The Working Group is tasked with ensuring implementation of the Company’s Energy & Greenhouse Gas Management Standard, the deployment of Alamos’ emissions reduction strategy, and the consistent measurement of energy use and GHG emissions across the Company. The Energy & Greenhouse Gas Management Standard informs the Company’s actions to reduce emission intensity, energy-related costs and mitigate risks related to climate change, energy security, supply, and cost. Accountable persons at each Company site are responsible for implementing the Standard and helping the Company meet its climate-related objectives and targets. Energy and climate performance are reported on an annual basis and included in the Company’s public Environmental, Social and Governance (“ESG”) reporting.
In 2023 Alamos also established its Climate Change Steering Committee, which provides strategic guidance and builds consensus on the development of new climate-related guidelines. The Steering Committee is made up of members of Alamos’ senior management team. Associated duties include reviewing the progress of the Climate Change Working Group in achieving Company goals. The Steering Committee communicates progress against goals and targets to the Board via the Technical and Sustainability Committee and Audit Committee three to four times per year.
Climate Change Risk Management
Alamos identifies and manages major risks, including significant climate-related risks, to the Company and its mine sites. The Enterprise Risk Management (“ERM”) process provides senior management and the Board with updates on the key, material risks facing the Company along with details of the risk assessments and corresponding management plans. Climate-related risks are integrated into the Company’s ERM process.
In 2020, the Company conducted an independent climate risk assessment to identify transition and physical risks affecting Company operations and development projects. Risks were determined by literature reviews, site interviews, peer reviews, and professional experience, and then analyzed based on future climate risk (i.e., the projected changes to climate-related factors impacting the system). Two climate scenarios were used: RCP8.5 to assess physical risks to Company sites, and the IEA Sustainable Development Scenario (“SDS”) to assess transition risks to Company operations. A 20-year planning horizon was used (2030-2040), aligned with the current life of mine for Company assets and allowing for meaningful comparison of scenarios for transition and physical risks under a similar time horizon. Physical risk indicators included water stress, drought, cold and warm spells, precipitation, wind, temperature, wildfire, and floods. Transition risk indicators included GHG emission regulations, renewable electricity generation shares, cost of renewable energy, cost of abatement, cost of fuels, fossil fuel subsidies, and carbon reduction policies. Climate-related risks were validated with Company sites and management, including assessments on likelihood, consequence, risk rating, and the effectiveness of existing controls. Climate-related risks are integrated into site and corporate risk registers for integration within strategic planning and enterprise risk management and are periodically reviewed and assessed based on on-site changes and the availability of new, improved data.
In mid-2022, Alamos released its target to reduce absolute GHG emissions of 30% compared to its 2020/21 average base year. The Company developed an implementation roadmap to meet this target, with very specific projects identified and costed. In mid-2023, Alamos published its inaugural Climate Change Report that describes further our climate-related governance, strategy, risk management, metrics and targets to meet the requirements of the TCFD.
Insurance and Compliance Risks
The Company may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses, and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation, and financial condition.
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2023 Management’s Discussion and Analysis
The Company’s business involves uninsurable risks.
In the course of exploration, development, and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding, and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery, Anti-Corruption and related business conduct laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption laws in other jurisdictions where the Company does business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantages. The Company’s policies, including without limitation its Anti-Bribery, Anti-Corruption and Anti-Competition policy and its Code of Business Conduct and Ethics, mandate compliance with these laws, the failure of which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position, and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats, including fraud resulting from cyber threats, have evolved in severity, frequency, and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data or theft of sensitive data. While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems, including supervisory control and data acquisition operating systems at its operations, and regularly reviews policies, procedures, and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Senior leadership briefs the Company’s Audit Committee on information security matters at least once a year, and annual independent audits are conducted by the Company’s auditors. Additional independent cyber-specific audits are undertaken on an as-needed basis, and the Company has retained a third party to provide 24x7 managed detection and response services across the Company’s digital environment. A formal information security training and awareness program is compiled annually and executed in segments across the business.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties, and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted Mineral Reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development, and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired
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2023 Management’s Discussion and Analysis
businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues or is pursuing, on favourable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention from its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations, and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.

Mining involves various types of risks and hazards, including, but not limited to:
•Geotechnical risks, including rock falls, pit wall failures, and cave-ins;
•Environmental hazards;
•Industrial accidents;
•Metallurgical and other processing problems;
•Unusual or unexpected rock formations;
•Seismic activity;
•Flooding;
•Fires;
•Periodic interruptions due to inclement or hazardous weather conditions;
•Variations in grade, deposit size, continuity, and other geological problems;
•Mechanical equipment performance problems;
•Unavailability of materials and equipment;
•Theft of equipment, supplies, and bullion;
•Labour force disruptions;
•Civil strife; and
•Unanticipated or significant changes in the costs of supplies.
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities, or other properties; personal injury or death; loss of key employees; environmental damage; delays in mining; delays in production; increased production costs; monetary losses; and could impact the Company’s share price and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development, and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied upon, and may continue to rely upon, consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of Mineral Reserves, spent costs will not usually be recoverable.
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2023 Management’s Discussion and Analysis
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include, but are not limited to:
•The price of gold and other metals;
•The Company’s operating performance and the performance of competitors and other similar companies;
•The public’s reaction to the Company’s press releases, other public announcements, and the Company’s filings with the various securities regulatory authorities;
•Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
•Changes in general economic conditions;
•The arrival or departure of key personnel; and
•Acquisitions, strategic alliances, or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares is affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2023). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
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2023 Management’s Discussion and Analysis
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projects as at the date of this MD&A. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “on track”, "on pace", “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to, guidance and expectations pertaining to: free cash flow, gold production, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, and future fluctuations in the Company’s effective tax rate; achieving annual guidance;cash tax payments in Mexico; use of the Company’s Base Shelf Prospectus; expected completion of the acquisition of Orford Mining Corporation by Alamos; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; planned tailings lift at Island Gold and timing for completion; timing of construction decision for the Lynn Lake project;the expectation that the Lynn Lake project will be an attractive, low-cost long-life growth project in Canada with significant exploration upside; expenditures on the development of the Lynn Lake project; the effect of court and administrative proceedings in Manitoba on project timelines for the Lynn Lake project; exploration potential, budgets, focuses, programs, targets and projected exploration results; returns to stakeholders; gold prices; potential for further growth from PDA, a new development plan for PDA and the expected timing of its completion; mine life, including an anticipated mine life extension at Mulatos; Mineral Reserve life; Mineral Reserve and Resource grades; reserve and resource estimates; mining and milling rates; the Company’s approach to reduction of its environmental footprint (including new initiatives and target reduction in greenhouse gas emissions), community relations and governance; management’s opinion that the Company’s liquidity position together with cash flow from operations is sufficient to support the Company’s normal operating requirements and capital commitments on an ongoing basis as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including any ongoing effects and potential further effects of COVID-19; the impact of COVID-19 or any other new illness, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to COVID-19 or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations;not receiving the requisite approvals for completion of the transaction pursuant to which Alamos would acquire Orford Mining Corporation; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Department of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; court or other administrative decisions impacting the Company’s approved Environmental Impact Study and/or issued project permits, construction decisions and any development of the Lynn Lake project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the
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2023 Management’s Discussion and Analysis
intended method of processing any ore from the deposit of PDA; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this MD&A may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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